Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

ZOGENIX, INC.

at

$26.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $2.00 upon the achievement of a specified milestone by

Zinc Merger Sub, Inc.,

an indirect wholly owned subsidiary of

UCB S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 1, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Zogenix, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zogenix, upon the terms and subject to the conditions set forth in the Merger Agreement, with Zogenix continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and Zogenix without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Zogenix or owned by Zogenix or any wholly owned subsidiary of Zogenix and Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), and less any applicable tax withholding. As a result of the Merger, Zogenix will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

As of the Effective Time, all options to purchase Shares granted under a Zogenix equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, and that: (i) have an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (A) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (B) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time; (ii) have an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash (less the applicable exercise price per Share subject to such stock option); and (iii) have an exercise price equal to or greater than $28.00, will be cancelled for no consideration.

As of the Effective Time, all Zogenix restricted stock units (“RSUs”) and Zogenix performance stock units (“PSUs”) that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs) multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU or PSU immediately prior to the Effective Time.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Condition”), (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date) applicable to the Offer or the Merger, and the receipt of any other clearance, approval or consent under any other applicable antitrust law (or the failure by any relevant governmental authority exercising jurisdiction under any other applicable antitrust law to render a decision in the relevant time period, so that the transactions contemplated by the Merger Agreement are deemed to be cleared, approved or consented to under such other applicable antitrust law) (the “Antitrust Approval Condition”), (iii) there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, in each case that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or that imposes certain remedies or restrictions on the ability of Parent to own or operate Zogenix, its businesses or assets (the “Governmental Impediment Condition”), and (iv) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). The Offer is not subject to any financing condition.

The board of directors of Zogenix (the “Zogenix Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5835

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Zogenix contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Zogenix or has been taken from, or is based upon, publicly available documents or records of Zogenix on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below). Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, as described in Section 15—“Conditions of the Offer”, including the satisfaction of the Minimum Condition (as defined below), all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix.

Price Offered Per Share	$26.00, in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”).

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern Time, on March 1, 2022, unless the Offer is otherwise extended or earlier terminated (“Expiration Time”).

Purchaser	Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”).

Who is offering to buy my securities?

Purchaser, which is an indirect wholly owned subsidiary of Parent, is offering to purchase for the Offer Price all Shares of Zogenix.

Purchaser is a Delaware corporation that was formed for the sole purpose of facilitating the acquisition of Zogenix by Parent. Parent is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system. Parent has agreed pursuant to the Merger Agreement (as defined below) to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for Shares tendered and not validly withdrawn in the Offer.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Zinc Merger Sub, Inc. alone, the term “Parent” to refer to UCB S.A. alone and the term “Zogenix” to refer to Zogenix.

See Section 8—“Certain Information Concerning Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares of Zogenix on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately own the entire equity interest in, Zogenix. If the Offer is consummated pursuant to the Merger Agreement, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Zogenix will become an indirect wholly owned subsidiary of Parent. In addition, we intend after completion of the Merger to cause the Shares to be delisted from the Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 12—“Purpose of the Offer; Plans for Zogenix.”

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (ii) one CVR per Share, which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, if a specified milestone is achieved on or prior to December 31, 2023. We refer to the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, as the “Offer Price.”

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18—“Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Zogenix, Parent and Purchaser have entered into an Agreement and Plan of Merger dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Zogenix, with Zogenix surviving such merger as an indirect wholly owned subsidiary of Parent if the Offer is completed (such merger, the “Merger”).

See Section 11—“The Merger Agreement; CVR Agreement” and Section 15—“Conditions of the Offer.”

What is the CVR and how does it work?

Each CVR represents a non-transferable contractual contingent right to receive a cash payment of $2.00, without interest and less any applicable withholding taxes (the “Milestone Payment”), if, and only if, no later than December 31, 2023, the European Commission approves Zogenix’s product Fintepla® as an orphan medicinal product for treatment of seizures associated with Lennox-Gastaut syndrome, following an opinion rendered by the Committee for Orphan Medicinal Products of the European Medicines Agency (“EMA”) recommending that fenfluramine hydrochloride for the treatment of Lennox-Gastaut syndrome not be removed from the Community Register of Orphan Medicinal Products (the “Milestone”).

The right to payment described above is solely a contractual right governed by the terms and conditions of a Contingent Value Rights Agreement to be entered into among Parent and a rights agent mutually agreeable to Parent and Zogenix (the “CVR Agreement”). The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or Zogenix. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone Payment amounts that may be payable. For more information on the CVRs, see Section 11—“The Merger Agreement; CVR Agreement.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that the Milestone described above will not be achieved, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to know whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.

For more information on the CVRs, see Section 11—“The Merger Agreement; CVR Agreement.”

May I transfer my CVRs?

The CVRs will not be transferable by you except:

•	upon your death, by will or intestacy;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company

In addition, you may abandon the CVRs by transfer to Parent without consideration, via delivery of a written abandonment notice to Parent.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?

The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. Parent intends to treat a stockholder’s receipt of the CVRs pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger.

We recommend that you consult your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash and CVRs pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

See Section 5—“Material U.S. Federal Income Tax Consequences.”

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $1,808 million to purchase all of the Shares pursuant to the Offer to complete the Merger, to make payments in respect of outstanding Zogenix stock options, RSUs and PSUs pursuant to the Merger Agreement and in connection with the repurchase or conversion, as applicable, of Zogenix’s 2.75% Convertible Senior Notes due 2027 (the “Convertible Notes”). In addition, Parent estimates that it will need approximately $144 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand and new debt issuances, including borrowings under the Facility Agreement (as defined in “Section 9—“Source and Amount of Funds—The Facility Agreement””), funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9—“Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•

Purchaser will have through Parent sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that you may be entitled to receive with respect to the CVRs;

•

the CVRs represent contractual contingent obligations of Parent, and not Purchaser, as Parent will enter into the CVR Agreement with a rights agent mutually agreeable to Parent and Zogenix, which will be executed by the time Purchaser has irrevocably accepted for payment all Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”); and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; CVR Agreement.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer.

See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means one minute after 11:59 p.m., Eastern Time, on March 1, 2022, unless the expiration of the Offer is extended to a subsequent time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent time.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

if as of the scheduled Expiration Time any of the Offer Conditions (as defined below in Section 15—“Conditions of the Offer”), other than the Minimum Condition, has not been satisfied or, to the extent waivable by Purchaser or Parent, waived by Purchaser or Parent, then Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, to permit such conditions to be satisfied;

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer; and

•

if as of the scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived by Purchaser or Parent, other than the Minimum Condition, Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, except that Purchaser will not be required to so extend the Offer for more than 20 business days from the date on which all of the Offer Conditions (other than the Minimum Condition) were satisfied or the End Date, whichever is earlier.

The Merger Agreement provides that Purchaser will not be required to, and may not without Zogenix’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the End

Date. The “End Date” means July 18, 2022, unless otherwise extended to October 18, 2022 pursuant to the terms of the Merger Agreement, as summarized below in Section 11—“The Merger Agreement; CVR Agreement—Termination.”

See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; CVR Agreement.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date of the Offer.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer,” including, but not limited to:

•	the Minimum Condition;

•	the Antitrust Approval Condition;

•	Governmental Impediment Condition; and

•	the Termination Condition.

The Offer is not subject to any financing condition.

See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Time. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Zogenix stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Zogenix stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Zogenix stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after April 2, 2022, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Has the Offer been approved by the board of directors of Zogenix?

Yes. The Zogenix Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Zogenix Board’s recommendation and approval of the Offer are set forth in Zogenix’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Zogenix continue as a public company?

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Zogenix will be an indirect wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13—“Certain Effects of the Offer.”

Will a meeting of Zogenix’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Zogenix’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Zogenix or owned by Zogenix or any wholly owned subsidiary of Zogenix and Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted by virtue of the Merger into the right to receive the Offer Price without interest, less any applicable tax withholding.

If the Merger is completed, Zogenix’s stockholders who do not tender their Shares pursuant to the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17—“Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Zogenix’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Zogenix will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11—“The Merger Agreement; CVR Agreement” and Section 13—“Certain Effects of the Offer.”

What will happen to my stock options and other equity awards in the Offer?

The Offer is being made only for Shares and not for outstanding Zogenix stock options or other Zogenix equity awards. Holders of outstanding Zogenix stock options that are outstanding and unvested immediately prior to the Effective Time will receive payment, if any, for such stock options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested Zogenix stock options may participate in the Offer only if they first exercise such stock options, to the extent the same are or become exercisable, in accordance with the terms of the applicable Zogenix equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Zogenix stock option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

As of the Effective Time, Zogenix stock options that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be treated as follows:

•

each such stock option that has an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, (A) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (1) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (2) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and (B) one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time;

•

each such stock option that has an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash less the applicable exercise price per Share subject to such stock option; and

•	each such stock option that has an exercise price equal to or greater than $28.00, will be cancelled for no consideration.

As of the Effective Time, all Zogenix RSUs and PSUs that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs)

multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU or PSU immediately prior to the Effective Time.

See Section 11—“The Merger Agreement; CVR Agreement.”

What is the market value of my Shares as of a recent date?

On January 18, 2022, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $15.64 per Share. On January 28, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $26.02 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends on the Shares.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17—“Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (888) 750-5835. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Zinc Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable withholding taxes, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Zogenix, Parent and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zogenix upon the terms and subject to the conditions set forth in the Merger Agreement, with Zogenix continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and Zogenix without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Zogenix or owned by Zogenix or any wholly owned subsidiary of Zogenix and Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and less any applicable tax withholding. As a result of the Merger, Zogenix will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

As of the Effective Time, all options to purchase Shares granted under an Zogenix equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be treated as follows:

•

each such stock option that has an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, (A) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (1) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (2) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and (B) one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time;

•

each such stock option that has an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash less the applicable exercise price per Share subject to such stock option; and

•	each such stock option that has an exercise price equal to or greater than $28.00, will be cancelled for no consideration.

As of the Effective Time, all Zogenix restricted stock units (“RSUs”) and Zogenix performance stock units (“PSUs”) that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs) multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU or PSU immediately prior to the Effective Time.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement; CVR Agreement.”

The Offer is subject to the conditions set forth in Section 15—“Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Condition”), (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date) applicable to the Offer or the Merger, and the receipt of any other clearance, approval or consent under any other applicable antitrust law (or the failure by any relevant governmental authority exercising jurisdiction under any other applicable antitrust law to render a decision in the relevant time period, so that the transactions contemplated by the Merger Agreement are deemed to be cleared, approved or consented to under such other applicable antitrust law (the “Antitrust Approval Condition”), (iii) there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, in each case that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or that imposes certain remedies or restrictions on the ability of Parent to own or operate Zogenix, its businesses or assets (the “Governmental Impediment Condition”), and (iv) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). The Offer is not subject to any financing condition.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Zogenix Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the Zogenix Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in Zogenix’s

Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

Zogenix has advised Parent that at a meeting of the Zogenix Board held on January 18, 2022, (i) BofA Securities, Inc. (“BofA”) rendered to the Zogenix Board its oral opinion, subsequently confirmed in its written opinion dated January 18, 2022, to the effect that, as of the date of BofA’s written opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received pursuant to the Merger Agreement by the holders of Shares (other than Shares held in the treasury of Zogenix or owned by Zogenix or any wholly owned of Zogenix and each Share owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time (“Excluded Shares”)) was fair, from a financial point of view, to such holders and (ii) SVB Leerink LLC (“SVB Leerink”) rendered to the Zogenix Board its oral opinion, subsequently confirmed in its written opinion dated January 18, 2022, to the effect that, as of the date of SVB Leerink’s written opinion and based upon and subject to the factors and assumptions set forth in SVB Leerink’s written opinion, the consideration per Share to be paid pursuant to the Merger Agreement to the holders of Shares (other than (a) Excluded Shares and (b) Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) was fair from a financial point of view to such holders. The full text of the written opinion of BofA dated January 18, 2022, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by BofA in connection with its opinion and is attached as Annex I to the Schedule 14D-9. The full text of the written opinion of SVB Leerink dated January 18, 2022, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by SVB Leerink in connection with its opinion and is attached as Annex II to the Schedule 14D-9.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, promptly after the Expiration Time of the Offer, irrevocably accept for payment all Shares tendered (and not validly withdrawn as described in Section 4—“Withdrawal Rights”) pursuant to the Offer (the time of such acceptance being referred to herein as the “Acceptance Time”) and, promptly after the Acceptance Time, pay for all such Shares.

The Offer is subject to the Offer Conditions set forth in Section 15—“Conditions of the Offer,” including, but not limited to, the Minimum Condition, the Antitrust Approval Condition, the Governmental Impediment Condition and the Termination Condition.

Purchaser expressly reserves the right at any time, or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Zogenix’s prior written consent is required (unless otherwise provided by the Merger Agreement) for Purchaser to:

•	waive or change the Minimum Condition or the Termination Condition;

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought pursuant to the Offer;

•	extend or change the Expiration Time except as required or permitted by the terms of the Merger Agreement as described in Section 11—“The Merger Agreement; CVR Agreement—The Offer.”; or

•	amend, modify or supplement any of the Offer Conditions or other terms of the Offer in a manner materially adverse to the Zogenix stockholders.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:

•

if as of the scheduled Expiration Time any of the Offer Conditions (as defined below in Section 15—“Conditions of the Offer”), other than the Minimum Condition, has not been satisfied or waived by Purchaser or Parent, then Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, to permit such conditions to be satisfied;

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer; and

•

if as of the scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived by Purchaser or Parent, other than the Minimum Condition, Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, except that Purchaser will not be required to so extend the Offer for more than 20 business days from the date on which all of the Offer Conditions (other than the Minimum Condition) were satisfied or the End Date, whichever is earlier.

The Merger Agreement provides that Purchaser will not be required to, and may not without Zogenix’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date. The “End Date” means July 18, 2022, unless otherwise extended to October 18, 2022 pursuant to the terms of the Merger Agreement, as summarized below in Section 11—“The Merger Agreement; CVR Agreement—Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date of the Offer. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time.

Under certain circumstances described in the Merger Agreement, Parent or Zogenix may terminate the Merger Agreement and Parent and Purchaser may terminate the Offer. The Offer may not be terminated prior to the Expiration Time unless the Merger Agreement is validly terminated in accordance with the Merger Agreement. If Parent and Purchaser terminate the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Zogenix has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions set forth in Section 15—“Conditions of the Offer,”

we will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer and promptly after such acceptance, pay for all such Shares. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

At or prior to the Acceptance Time, Parent will execute a Contingent Value Rights Agreement with a rights agent mutually agreeable to Zogenix and Parent (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Parent will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“The Merger Agreement; CVR Agreement.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, or an Agent’s Message in lieu of the Letter of Transmittal and such other documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Zogenix stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Zogenix stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Zogenix stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Zogenix’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Zogenix.

Stock Options and Other Equity Awards. The Offer is being made only for Shares, and not for outstanding Zogenix stock options or other equity awards. Holders of outstanding Zogenix stock options that are outstanding and unvested immediately prior to the Effective Time will receive payment, if any, for such stock options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested Zogenix stock options may participate in the Offer only if they first exercise such stock options, to the extent the same are or become exercisable, in accordance with the terms of the applicable Zogenix equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Zogenix stock option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

As of the Effective Time, all options to purchase Shares granted under a Zogenix equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, and that: (i) have an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (A) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (B) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time; (ii) have an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash (less the applicable exercise price per Share subject to such stock option); (iii) have an exercise price equal to or greater than $28.00, will be cancelled for no consideration.

As of the Effective Time, all Zogenix RSUs and PSUs that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs) multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU or PSU immediately prior to the Effective Time.

Information Reporting and Backup Withholding. Payments made to stockholders of Zogenix in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after April 2, 2022, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, in exchange for the Offer Price pursuant to the Offer and holders whose Shares are converted into the right to receive the Offer Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•

a holder that is a regulated investment company, real estate investment trust, cooperative, bank or certain other financial institution, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•	a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

•

a holder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

•	a holder that holds or has held, directly, indirectly or constructively by attribution, more than 5 percent of the Shares;

•	a holder that holds Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

•

a holder that exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock; and

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this discussion does not address the alternative minimum tax or net investment income tax, or any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes holds Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

This discussion of the material U.S. federal tax consequences of the Offer and the Merger to holders of Shares is for general information only and is not, is not intended to be, and may not be construed as, tax advice to holders of Shares. Because individual circumstances may differ, each holder of Shares is urged to consult his, her, or its own tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, including the application of the alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

The exchange of a Share for the Offer Price, i.e., the Cash Amount plus a CVR, pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, which is subject to some uncertainty. The receipt of the CVRs pursuant to the Offer or the Merger should be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below. The installment method of reporting any gain attributable to the receipt of or payments on the CVRs will not be available because the Shares are traded on an established securities market.

There is no legal authority expressly addressing whether contingent payment rights with characteristics similar to the rights under the CVRs should be treated as open transactions or closed transactions, and this determination is inherently factual in nature. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable and, therefore, be subject to the open transaction method. Under U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. Parent intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a closed transaction. U.S. Holders are urged to consult their own tax advisors regarding this proper method of tax accounting with respect to the CVR and how to accurately report their income under the closed transaction method or open transaction method, as applicable in their respective case.

Treatment as Closed Transaction. If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Parent may use the trading price of a Share prior to the closing of the Offer as the combined fair market value of the Cash Amount and a CVR. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

The character of any gain, income or loss recognized with respect to a payment on a CVR is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. Parent intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the applicable CVR by the U.S. Holder. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Offer or the Merger. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction. If the receipt of a CVR pursuant to the Offer or the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Shares. The Cash Amount and the portion of payment on any CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Shares and any excess thereafter treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the Cash Amount plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

Imputed Interest. If payment with respect to a CVR is made more than one year after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is not a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes and that is not a U.S. Holder.

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders—Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents.

Application of Section 304

Notwithstanding the discussion above, if one or more persons in the aggregate control both Zogenix and Parent before the Merger, then Section 304 of the Code will apply to treat any holder that owns (actually or constructively) Parent stock as deriving dividend income if one of the tests under Section 302 of the Code applies to such holder. “Control” for this purpose generally means actual and constructive ownership of more than 50 percent of the outstanding stock, by vote or by value, aggregating shares of stock held by all holders of Shares and of shares of stock of Parent, regardless of whether such holders are related.

To Zogenix’s and Parent current knowledge, it is not the case that one or more persons control Zogenix and Parent for purposes of Section 304 of the Code. However, Zogenix and Parent currently do not have sufficient information to definitely determine that Section 304 of the Code will not apply to the Offer and Merger. If Section 304 applies, the U.S. federal income tax consequences will depend on each holder’s particular circumstances. Holders of Shares that are also holders of shares of stock of Parent are therefore urged to consult their own tax advisors regarding the application of Section 304 and Section 302 of the Code to them (including whether it may be desirable to sell their Shares before the Merger and not in the Offer).

Information Reporting, Backup Withholding and FATCA

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to the CVRs may be subject to information reporting and backup withholding. Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect only the cash amounts paid to the U.S. Holder in the Offer or the Merger, and not the fair market value of the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099-B that a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments made to the U.S. Holder (other than imputed interest), and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger, as applicable. As a result, U.S. Holders reporting under the “closed transaction” method should not necessarily rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger, as applicable. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under the “closed transaction” method. On the other hand, tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect both the cash amounts paid to the U.S. Holder in the Offer or the Merger and the fair market value of the CVRs. U.S. Holders that treat the Offer or the Merger, as applicable, as an “open transaction” for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.

Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

U.S. Holders should consult their own tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs treated as imputed interest and paid to “foreign financial institutions” or “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and information reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.

Under currently proposed Treasury Regulations, FATCA withholding would no longer apply to payments of gross proceeds from the sale or other disposition of property of a type that can generate U.S. source interest or dividends, including the Shares. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the possible implications of the FATCA rules on their receipt of, and payments with respect to, the CVRs.

6. Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “ZGNX.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2022
First Quarter (through January 28, 2022)	$26.57	$15.12
Fiscal Year Ending December 31, 2021
Fourth Quarter	$16.74	$11.03
Third Quarter	$18.49	$13.01
Second Quarter	$20.80	$16.73
First Quarter	$23.69	$17.80
Fiscal Year Ending December 31, 2020
Fourth Quarter	$23.36	$17.42
Third Quarter	$30.10	$17.20
Second Quarter	$32.42	$21.99
First Quarter	$57.22	$16.65

On January 18, 2022, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $15.64 per Share. On January 31, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $26.01 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

Zogenix has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7. Certain Information Concerning Zogenix

The summary information set forth below is qualified in its entirety by reference to Zogenix’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Zogenix, whether furnished by Zogenix or contained in such filings, or for any failure by Zogenix to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. Zogenix is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and other publicly available information, Zogenix is a global biopharmaceutical company committed to developing and commercializing therapies with the potential to transform the lives of patients and their families living with rare diseases.

The address of Zogenix’s principal executive offices and Zogenix’s phone number at its principal executive offices are as set forth below:

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, California

(510) 550-8300

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Zogenix is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Zogenix’s directors and officers, their compensation, stock options granted to them, the principal holders of Zogenix’s securities any material interests of such persons in transactions with Zogenix and other matters is required to be disclosed in proxy statements distributed to Zogenix’s stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by Zogenix with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

8. Certain Information Concerning Parent and Purchaser

UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system.

The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:

UCB S.A.

Allée de la Recherche, 60

1070 Brussels, Belgium

Tel.: +32 2 559 99 99

Purchaser is a Delaware corporation and direct wholly owned subsidiary of UCB Biosciences, Inc. (“UCB Biosciences,” which itself is an indirect wholly owned subsidiary of Parent), and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser is an indirect wholly owned subsidiary of Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into Zogenix, whereupon the separate corporate existence of Purchaser will cease and Zogenix will continue as the Surviving Corporation.

The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

Zinc Merger Sub, Inc.

1950 Lake Park Drive

Smyrna, GA 30080

Tel.: +770 970 7500

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser, UCB Biosciences and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, UCB Biosciences, or Parent, to the best knowledge of Purchaser, UCB Biosciences and Parent, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, UCB Biosciences, or Parent or, to the best knowledge of Purchaser, UCB Biosciences, and Parent, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Purchaser, UCB Biosciences, or Parent or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of Zogenix; (ii) has effected any transaction with respect to the Shares or any other equity securities of Zogenix during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, UCB Biosciences, or Parent or, to the best knowledge of Purchaser, UCB Biosciences, and Parent, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Zogenix (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Purchaser, UCB Biosciences, Parent, their subsidiaries or, to the best knowledge of Purchaser, UCB Biosciences, and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Zogenix or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Purchaser, UCB Biosciences, Parent, their subsidiaries or, to the best knowledge of Purchaser, UCB Biosciences, and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Zogenix or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and the Purchaser with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9. Source and Amount of Funds

We estimate that we will need approximately $1,808 million to purchase all of the Shares pursuant to the Offer, to complete the Merger, to make payments in respect of outstanding Zogenix stock options, RSUs and PSUs pursuant to the Merger Agreement and in connection with the repurchase or conversion, as applicable, of Zogenix’s 2.75% Convertible Senior Notes due 2027 (the “Convertible Notes”). In addition, Parent estimates that it will need approximately $144 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand and new debt issuances, including borrowings under the Facility Agreement (as defined below), funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated by the Merger Agreement.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

The Facility Agreement

Parent and certain of its subsidiaries, as borrowers and/or guarantors, have entered into a facility agreement (the “Facility Agreement”) dated January 19, 2022, with BNP Paribas Fortis SA/NV and Barclays Bank Plc as the arrangers (the “Arrangers”), among other parties, for an unsecured term loan facility of up to $800,000,000 maturing five years after the closing of the Merger (the “Facility”). The Facility is able to be converted from U.S. dollars to euros at the election of the borrower. The obligations of the borrowers under the Facility are guaranteed by certain subsidiaries of Parent.

The Facility is available for a period of six months after entry into the Merger Agreement, unless the End Date is extended in accordance with the terms thereof and as summarized below in Section 11—“The Merger Agreement; CVR Agreement—Termination.” In the event of such extension, the Facility will be available for nine months after entry into the Merger Agreement.

The interest rate on the Facility is (i) in respect of loans denominated in U.S. dollars, equal to the non-cumulative compounded secured overnight financing rate plus a margin of between 0.80% to 1.50% per annum and (ii) in respect of loans denominated in euro, equal to EURIBOR plus a margin of between 0.55% to 1.25% per annum, in each case varying by reference to the Parent group’s leverage ratio. In addition, a ticking fee (as a percentage of the margin) is payable by the borrower.

The Arrangers have committed to provide the full amount of the Facility and have indicated their intention to form a syndicate of banks that would become lenders under the Facility Agreement.

The Facility Agreement contains representations and warranties, covenants and events of default customary for term facilities of this nature, including (i) representations as to the status of the borrowers and guarantors, no conflict with other obligations and the validity and admissibility in evidence of the finance documents, (ii) covenants that limit liens, financial indebtedness of non-guarantors and amendments to the Merger Agreement and (iii) events of default with regards to the insolvency of, and commencement of insolvency proceedings by, Parent and its material subsidiaries. The commitments of the lenders under the Facility Agreement are conditioned upon, among other things, satisfaction of the Offer Conditions and there being no amendments to the Merger Agreement in a manner that would reasonably be expected to be materially adverse to the interest of the lenders under the Facility.

10. Background of the Offer; Past Contacts or Negotiations with Zogenix

Background of the Offer and the Merger

The following is a description of contacts between representatives of Parent and its affiliates and representatives of Zogenix and other persons that resulted in the entry into the Merger Agreement. For a review of Zogenix’s additional activities, please refer to the Schedule 14D-9 that will be filed by Zogenix with the SEC and mailed to stockholders of Zogenix.

From time to time in the ordinary course of business, Parent evaluates various business opportunities to enhance shareholder value. These evaluations have included periodic assessments of potential strategic transactions as part of the growth of Parent’s existing business.

On July 19, 2021, a representative of SVB Leerink reached out to David Flint, Head of M&A of Parent, to introduce him to Michael P. Smith, Zogenix’s Chief Financial Officer, and they held preliminary discussions regarding a potential partnership opportunity for Fintepla® in the European Union (the “EU”). On July 20, 2021, Mr. Smith called Mr. Flint to further discuss the potential partnership opportunity in the EU.

On August 25, 2021, Zogenix and UCB Biopharma SPRL, a subsidiary of Parent, entered into a confidentiality agreement to facilitate further discussions regarding the potential partnership opportunity in the EU. The confidentiality agreement did not include a standstill provision. Thereafter, Zogenix provided Parent access to the virtual data room created by Zogenix for the same purpose.

Following entry into the confidentiality agreement, Parent and its advisors participated in video conferences and calls with Zogenix’s senior management and its representatives as part of Parent’s due diligence investigation, in addition to Parent’s review of the virtual data room,. Such due diligence calls and conferences and Parent’s due diligence investigation continued through the entry into the Merger Agreement.

On September 23, 2021, Mr. Flint, Anna Lisa Picciolo-Lehrke, Ph.D., Head of Global Business Development Neurology of Parent, and certain other representatives of Parent had a conference call with Mr. Smith and certain other representatives of Zogenix to inform Zogenix that Parent was interested in acquiring Zogenix and would be making a non-binding proposal to that effect.

Later that day, Charl van Zyl, Executive Vice President Neurology & Head of Europe/International Markets of Parent, called Stephen Farr, Ph.D., Zogenix’s President and Chief Executive Officer, to express that Parent would be offering to acquire Zogenix at a price of $20.50 per share, all in the form of upfront cash consideration. Dr. Farr indicated that Zogenix was not pursuing a company sale and instead that Zogenix’s management was focused on an EU partnership transaction, but would review Parent’s offer with the Zogenix Board. Parent subsequently submitted a written non-binding offer the same day that included such price. Mr. van Zyl informed Dr. Farr that he would be in the United States during the week of October 4, 2021 and would be available to meet with Dr. Farr at such time.

On September 29, 2021, Dr. Farr and Mr. van Zyl had a call, during which Dr. Farr indicated that the offer price was materially inadequate and not attractive enough of a starting point to warrant further discussions regarding a strategic transaction between the parties or to allow access by Parent to due diligence information and that Zogenix would only consider allowing such access with a materially higher offer, and further that Zogenix had no interest in an in-person meeting to discuss alternative strategic arrangements at the proposed valuation level. Dr. Farr also indicated that Zogenix would be willing to meet with Parent’s representatives to discuss potential partnerships, as Dr. Farr’s view was that both companies had similar objectives in serving patients with epilepsy. On that same day, Mr. Smith and Mr. Flint held another call where Mr. Smith reiterated the statement made by Dr. Farr to Mr. van Zyl, indicated that the Zogenix Board was not providing guidance on an acceptable valuation and explained that, in light of the Zogenix Board’s view expressed by Dr. Farr, Zogenix was still planning to move forward with a strategic partnership for the EU, with offers for a partnership expected in the coming weeks.

On October 6, 2021, Mr. van Zyl and Mr. Flint called Dr. Farr and Mr. Smith to discuss a revised non-binding proposal which Parent was prepared to submit to Zogenix at a price of $23.00 per share, all in the form of upfront cash consideration, which was reflected in a revised written revised non-binding offer submitted to Zogenix later on the same day.

On October 13, 2021, Dr. Farr and Mr. Smith called Mr. van Zyl and Mr. Flint to inform them that Parent’s revised offer continued to undervalue Zogenix and therefore was not acceptable to Zogenix, and that Zogenix was still working towards a EU partnership transaction.

On October 25, 2021, Mr. van Zyl called Dr. Farr to notify him that Parent was still interested in acquiring Zogenix and that Jean-Christophe Tellier, M.D., the Chief Executive Officer of Parent, would be reaching out to Cam Garner, Chairman of the Zogenix Board, noting that Dr. Tellier desired to discuss with Mr. Garner whether an offer structure involving consideration in the form of upfront cash and contingent value rights would be attractive to the Zogenix Board. Mr. van Zyl also indicated that it would be important for Parent to have access to additional confidential information of Zogenix in order to progress its due diligence review in certain key areas.

On October 26, 2021, Dr. Tellier called Mr. Garner and expressed his view that there was a strategic fit between the parties and that Parent had a strong interest in acquiring Zogenix, and requested an opportunity to undertake limited, additional due diligence in order to prepare a potential new offer. Mr. Garner responded that further limited diligence would be acceptable if the information was necessary for Parent to improve its offer.

On October 28, 2021, Mr. Flint and Mr. Smith had another call in which Mr. Flint indicated that Parent would be sending a list of high-priority diligence questions, which were key to help Parent assess certain key assumptions and value drivers before potentially making a new non-binding offer to acquire Zogenix. These questions were provided to Zogenix after the call on October 28, 2021.

On November 2, 2021, Mr. Flint and Mr. Smith spoke again to discuss key diligence questions from Parent and to organize upcoming calls and the opening of a more detailed virtual data room with the information requested by Parent. Mr. Flint also reiterated Parent’s interest in acquiring Zogenix.

Throughout the month of November 2021, Parent’s financial advisors, Lazard and Barclays, had calls with Zogenix’s financial advisors, BofA and SVB Leerink, to cover the discussions between the parties, the status of diligence activities, upcoming transaction milestones and overall timeline for a potential transaction.

During that month, Parent’s representatives also had a number of due diligence calls with representatives of Zogenix to discuss the high-priority questions posed by Parent, and Zogenix made available to Parent and its representatives certain additional documents and information requested by Parent in the virtual data room.

After the due diligence calls and review of additional information made available by Zogenix, Parent submitted to Zogenix on December 3, 2021 an updated written, non-binding offer to acquire Zogenix for up to $27.00 per share, with $23.00 per share in upfront cash, plus (i) a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of Lennox-Gastaut syndrome (“LGS”), such approval to occur no later than April 30, 2023, and (ii) an additional $2.00 contingent value right payable if aggregate global annual net sales of Fintepla® (excluding Japan) are at least $700 million in calendar year 2026. The non-binding offer from Parent was accompanied by a draft of an exclusivity agreement providing that Zogenix would not negotiate a strategic transaction with any party other than Parent through December 31, 2021. On the same day Mr. Smith, Mr. Flint, Loïc Hameon, Head of Business Development, M&A and Alliance Management of Parent, representatives from BofA and SVB Leerink and representatives from Lazard and Barclays had a call to discuss the revised offer submitted by Parent.

On December 10, 2021, a call was held among Zogenix, BofA and SVB Leerink, and Lazard and Barclays, where Zogenix’s representatives informed Parent’s financial advisors that Zogenix was seeking a price of $25.00 per share in upfront cash and a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS, with no time limitation for obtaining such EU approval.

On December 13, 2021, Lazard and Barclays had a call with BofA and SVB Leerink to inform them that Parent was prepared to submit a further revised non-binding offer, which was submitted to Zogenix on the following day, providing for two options: (i) the first option being $25.00 per share in upfront cash; and (ii) the second option being $24.00 in upfront cash with a $2.00 contingent value right, payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS (such approval to occur no later than December 31, 2023). Parent also proposed a four week period of exclusivity.

On December 15, 2021, Dr. Farr called Dr. Tellier and Mr. van Zyl and requested that Parent increase the offer to $26.00 in upfront cash. On the same day, on a telephone conference with BofA and SVB Leerink, Lazard and Barclays acknowledged such request for a higher per share price but expressed disagreement regarding the valuation proposed by Zogenix.

On December 19, 2021, BofA and SVB Leerink called Barclays and Lazard to inform them that Zogenix had received a more attractive offer from another party and was moving forward with a potential transaction for the acquisition of Zogenix with that party.

On December 20, 2021, Parent submitted to Zogenix a revised written, non-binding offer, which included a maximum value of $28.00 per share, with $26.00 per share in upfront cash and a $2.00 contingent value right payable if Fintepla® retains orphan drug designation at the time of its EU approval for treatment of LGS (such approval to occur no later than December 31, 2023) and proposed an exclusivity period of four weeks. Parent’s offer indicated that it would expire at the close of business the next day if not accepted by that time by Zogenix.

On the same day, Parent’s outside legal counsel, Covington & Burling LLP (“Covington”), provided to representatives of BofA and Latham & Watkins LLP (“Latham”), Zogenix’s legal advisor, drafts of the Merger Agreement and the CVR Agreement, and representatives from Parent and Zogenix held an introductory call regarding the transaction, where they discussed the definitive agreements and the potential antitrust approvals applicable to the proposed transaction. The Merger Agreement draft provided for, among other things, Parent to acquire Zogenix via a tender offer and a customary “fiduciary out” enabling the Zogenix Board to entertain potential alternative, unsolicited offers following entry into the Merger Agreement (with a termination fee of 3.5% of the aggregate equity value associated with the upfront consideration in the transaction, which fee would be payable by Zogenix to Parent under certain circumstances including as a condition to Zogenix terminating the Merger Agreement to accept a superior acquisition proposal). The draft of the CVR Agreement did not require Parent to use, and contained a disclaimer of, any level of efforts to achieve the milestone specified therein.

On December 21, 2021, representatives of Covington provided a draft exclusivity agreement to Latham, which included the right for Parent to negotiate a transaction with Zogenix on an exclusive basis for four weeks.

On December 22, 2021, Dr. Farr called Dr. Tellier, on which call Dr. Tellier confirmed that Parent’s diligence of Zogenix was largely complete other than confirmatory diligence. Dr. Farr informed Dr. Tellier that while Zogenix was still reviewing the drafts of the Merger Agreement and the CVR Agreement, Zogenix planned to add an obligation for Parent to use commercially reasonable efforts to achieve the milestone specified in the CVR Agreement. Dr. Farr also expressed that the exclusivity period requested by Parent should end on January 9, 2022, but Dr. Tellier indicated the need for a longer term of up to four weeks due to the holiday period during the proposed exclusivity period. Later on the same day, Parent and Zogenix entered into an exclusivity agreement providing for such four-week period for exclusive negotiations between the parties.

During the ensuing weeks, Parent submitted numerous confirmatory diligence requests, and Zogenix provided Parent’s advisors and representatives access to a more comprehensive virtual data room, where it made available various documents and information in response to Parent’s and its advisors’ requests. Zogenix also organized a number of due diligence calls among the parties and their advisors, to discuss numerous due diligence matters.

On December 30, 2021, representatives of Latham provided representatives of Covington a revised draft of the Merger Agreement, which draft provided for, among other things, Parent’s obligation to litigate or accept remedies to obtain antitrust clearances, a reverse termination fee of 5.0% of the aggregate equity value associated with the upfront consideration in the transaction, in the event that the transaction did not close due to failure to obtain antitrust clearance and a proposal to revise the amount of the termination fee payable by Zogenix to Parent to 2.5% of the aggregate equity value associated with the upfront consideration in the transaction. Representatives of Latham also provided representatives of Covington with a revised draft of the CVR Agreement, which draft provided for, among other things, Parent’s obligation to use commercially reasonable efforts to achieve the milestone set forth therein.

On January 6, 2022, representatives of Covington delivered a further revised draft of the Merger Agreement to representatives of Latham, which draft provided for, among other things, a proposal to remove Parent’s obligation to litigate or accept remedies for antitrust clearance and the reverse termination fee proposed by Zogenix. Such draft also proposed to revert to a 3.5% termination fee payable by Zogenix. Representatives of Covington also provided representatives of Latham with a revised draft of the CVR Agreement, which draft accepted the commercially reasonable efforts standard to achieve the milestone set forth therein, subject to specified exceptions.

On January 10, 2022, a call was held among representatives of Covington and Latham during which they discussed the remaining key open issues in the Merger Agreement and the CVR Agreement. At the end of the call, Latham indicated that it would provide revised drafts of the agreements to Covington.

On January 11, 2022, Mr. van Zyl, Mr. Flint, Dr. Farr and Mr. Smith had a conference call to discuss certain remaining key open issues in the Merger Agreement and the CVR Agreement. On the call, it was agreed, among other things, that the Merger Agreement would provide for a termination fee payable by Zogenix of 3.25% of the equity value associated with the upfront consideration in the transaction, that Parent would not be obligated to litigate or accept remedies to obtain antitrust clearances and that, in the event that the transaction did not close due to failure to obtain antitrust clearance, Parent would reimburse certain of Zogenix’s external advisor fees up to an aggregate amount of $5,000,000.

On January 12, 2022, representatives of Latham delivered further revised drafts of the Merger Agreement and CVR Agreement to representatives of Covington, which drafts reflected the key terms that had been agreed between the parties in their negotiations the day prior. Over the ensuing days, Covington and Latham worked together to finalize the remaining outstanding issues in the drafts.

On January 18, 2022, after the parties had finalized negotiations on the drafts of the Merger Agreement and CVR Agreement, representatives of Zogenix informed representatives of Parent that the Zogenix Board had, at a meeting held on that day, unanimously approved the entry into the Merger Agreement by Zogenix and resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later during the evening on January 18, 2022, following the Zogenix Board’s approval of the Merger Agreement (including the form of the CVR Agreement), and transactions contemplated thereby, Parent, Purchaser and Zogenix executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement). Thereafter, on January 19, 2022, before the opening of the markets in the U.S. and Belgium, Parent and Zogenix issued a joint press release announcing the execution and delivery of the Merger Agreement.

11. The Merger Agreement; CVR Agreement

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Purchaser or Zogenix. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by Zogenix to Parent but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Schedule”). Investors are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since January 18, 2022, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer.

If the Merger Agreement has not been terminated and Zogenix has timely provided information required to be provided by it under the Merger Agreement, Parent has agreed to commence the Offer as promptly as practicable, and in no event later than February 1, 2022, unless otherwise agreed by Parent and Zogenix. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions.

On the terms and subject to the conditions set forth in this Agreement and to the satisfaction, or (to the extent waivable by Parent or Purchaser) waiver by Parent or Purchaser, of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the expiration of the offer, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after the Acceptance Time, pay for such Shares. Purchaser expressly reserves the right (in its sole discretion) at any time and from time to time to waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that Zogenix’s prior written consent is required for Purchaser to:

•	waive or change the Minimum Condition or the Termination Condition;

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought pursuant to the Offer;

•	extend or change the Expiration Time except as required or permitted by the terms of the Merger Agreement as described in Section 11—“The Merger Agreement; CVR Agreement—The Offer.”; or

•	amend, modify or supplement any of the Offer Conditions or other terms of the Offer in a manner materially adverse to the Zogenix stockholders.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:

•

if at the scheduled Expiration Time any of the Offer Conditions other than the Minimum Condition has not been satisfied or waived by Purchaser or Parent, then Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, to permit such conditions to be satisfied;

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer; and

•

if as of the scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived by Purchaser or Parent, other than the Minimum Condition, Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, except that Purchaser will not be required to so extend the Offer for more than 20 business days from the date on which all of the Offer Conditions (other than the Minimum Condition) were satisfied or the End Date, whichever is earlier.

The Merger Agreement provides that Purchaser will not be required to, and may not without Zogenix’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date. The “End Date” means July 18, 2022, unless otherwise extended to October 18, 2022 pursuant to the terms of the Merger Agreement, as summarized below in this Section 11—“The Merger Agreement—Termination.”

If the Merger Agreement is terminated, Purchaser will terminate the Offer, will not acquire any Shares pursuant to the Offer and will promptly return, and cause the Depositary to return, all tendered Shares to the registered holders thereof.

When the Merger Becomes Effective

The closing of the Merger will take place as promptly as practicable pursuant to Section 251(h) of the DGCL, by electronic exchange of signatures, as soon as possible after, but in any event no later than the third business day after, the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the closing of the Merger (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of such conditions at such time), unless another time, date or place is agreed to in writing by Zogenix and Parent. Concurrently with the closing of the Merger, Zogenix and Purchaser will cause to be filed a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and will make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective upon the filing of such certificate of merger, or at such later time as may be agreed in writing by Zogenix and Parent and specified in such certificate of merger.

Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, Purchaser will be merged with and into Zogenix and the separate corporate existence of Purchaser will cease. Zogenix will continue as the Surviving Corporation and an indirect wholly owned subsidiary of Parent. At the Effective Time, the certificate of incorporation of Zogenix will be amended and restated in its entirety as set forth in Exhibit B of the Merger Agreement and such amended and restated certificate of incorporation will be the certificate of incorporation of the Surviving Corporation until thereafter amended. Zogenix, Parent and Purchaser will take all actions necessary such that the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter amended, except that (i) references to Purchaser’s name will be replaced with references to the Surviving Corporation’s name and (ii) the bylaws of the Surviving Corporation will include the provisions in the amended and restated bylaws of Zogenix as of January 18, 2022 related to indemnification, advancement of expenses and exculpation from liability. From and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the initial directors of, and the officers of Zogenix immediately before the Effective Time will be the initial officers of, the Surviving Corporation and, in each case, will hold office until their respective successors are duly elected or appointed and qualified in accordance with the Surviving Corporation’s certificate of incorporation and bylaws, applicable law and the terms of the Merger Agreement.

Effect of the Merger on Zogenix Common Stock

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will automatically be cancelled and cease to exist and will be converted into the right to receive (i) the Cash Amount, plus (ii) one CVR representing the right to receive a contingent payment, net to the seller in cash, without interest, upon the achievement of the milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement.

At the Effective Time, any Shares held in the treasury of Zogenix or owned by Zogenix or any direct or indirect wholly owned of Zogenix and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the Effective Time will automatically be cancelled and will cease to exist, and no consideration or payment will be delivered in exchange for such shares.

The Merger Consideration and any other amount payable pursuant the Merger Agreement will be equitably adjusted to reflect the effect of any reclassification, recapitalization, exchange, stock split (including reverse stock split) or combination or readjustment of shares or any stock dividend or stock distribution with a record date occurring on or after January 18, 2022 and prior to the Effective Time.

Treatment of Equity Awards; ESPP

Options. Under the Merger Agreement, for each Zogenix stock option that has an exercise price equal to or above $28.00, Zogenix will take all reasonably necessary steps to provide each holder of such option that is not currently exercisable, the opportunity to exercise, for a period of at least five business days prior to, and conditional upon the occurrence of, the Effective Time, any portion of such option in full. Zogenix will further take all reasonably necessary action to ensure that no holder of Zogenix stock options will be able to exercise their option at any time between at least the date that is three days prior to the Effective time and the Effective Time.

As of the Effective Time, all options to purchase Shares granted under a Zogenix equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, and that: (i) have an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (A) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (B) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time; (ii) have an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash (less the applicable exercise price per Share subject to such stock option); (iii) have an exercise price equal to or greater than $28.00, will be cancelled for no consideration.

Restricted Stock Units. The Merger Agreement also provides that as of the Effective Time, all RSUs that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU immediately prior to the Effective Time multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU immediately prior to the Effective Time.

Performance Stock Units. The Merger Agreement also provides that as of the Effective Time, all PSUs that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to such PSUs) multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such PSU immediately prior to the Effective Time.

ESPP. The Merger Agreement provides that Zogenix, the Zogenix Board and the compensation committee of the Zogenix Board, as applicable, must take all actions reasonably necessary to terminate the 2010 Employee Stock Purchase Plan, as amended (the “ESPP”) and all outstanding rights thereunder as of the day immediately prior to the Closing Date, contingent upon the occurrence of the closing of the Merger. From and after January 18, 2022, (i) no new participants have been or will be permitted to participate in the ESPP, (ii) participants have not been and will not be permitted to increase their payroll deductions or purchase elections from those in effect on January 18, 2022 and (iii) except for the offering periods under the ESPP that was in effect on January 18, 2022 (referred to as the “Final Offering Periods”), no new offering periods has commenced. If the Effective Time occurs during the one or more of the Final Offering Periods, (w) the final exercise date(s) under the ESPP will be such date as Zogenix determines in its sole discretion (which date must be no later than the date that is five days prior to the Acceptance Time), (x) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase whole Shares in accordance with the terms of the ESPP as of such final exercise date, which Shares, to the extent outstanding immediately prior to the Effective Time and not constituting Excluded Shares, will be cancelled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration, (y) after the end of both of the Final Offering Periods, all amounts allocated to each participant’s account under the ESPP at the end of each of the Final Offering Periods will thereupon be used to purchase whole Shares under the terms of the ESPP for such offering periods, which Shares, to the extent outstanding immediately prior to the Effective Time and not constituting Excluded Shares, will be cancelled as of immediately prior to the Effective time in exchange for the right to receive the Merger Consideration. As promptly as practicable following the purchase of Shares in accordance with the preceding clause (w) or (x), Zogenix is required to return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Convertible Notes

Pursuant to the terms of the Indenture dated September 28, 2020 (the “Convertible Notes Indenture”) which governs the Convertible Notes, each holder of Convertible Notes will be entitled, subject to the terms and conditions of the Convertible Notes Indenture (as modified by any supplemental indenture), to: (a) convert such holder’s Convertible Notes only into the right to receive the Merger Consideration in respect of each Share into which the Convertible Notes would have been convertible pursuant to the applicable conversion rate under the Convertible Notes Indenture, including any make-whole adjustment in connection with the Merger as may be applicable under the Convertible Notes Indenture, except that the portion of such Merger Consideration consisting of the CVR (i) shall be paid in cash in the event that such conversion occurs after the achievement of the Milestone and (ii) shall not be paid in the event that such conversion shall occur after December 31, 2023 and the Milestone shall not have been achieved; (b) require Zogenix to repurchase such holder’s Convertible Notes or any portion of principal amount thereof for cash on a date specified by Zogenix in accordance with the Convertible Notes Indenture at a repurchase price equal to 100% of the principal amount of the Convertible

Notes to be repurchased, together with accrued and unpaid interest thereon to, but excluding, such repurchase date; or (c) continue to hold such holder’s Convertible Notes.

Prior to the Effective Time, Zogenix is required to take all actions required by, or reasonably requested by Parent pursuant to and in compliance with, the Convertible Notes Indenture, or actions required by applicable law with respect to the Convertible Notes or the Convertible Notes Indenture, as a result of the transactions contemplated in the Merger Agreement, including giving applicable notices and delivering documents as may be required by the trustee for the Convertible Notes.

Dissenting Shares

The Merger Agreement provides that Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead at the Effective Time will be entitled only to such rights as granted by Section 262. If any Zogenix stockholder fails to perfect, waives, withdraws or otherwise loses the right to appraisal of the fair value of such Shares under Section 262, then the right of such holder to be paid the fair value of such Shares will cease and such Shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest or duplication, the Merger Consideration.

Payment for Shares

Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with a paying agent designated by Parent that is reasonably acceptable to Zogenix, cash in an amount necessary to pay the aggregate Cash Amount payable to holders of Shares.

Promptly (and in any event not later than the third business day) after the Effective Time, Parent will send or cause the paying agent to send to each holder of record of Certificates that immediately prior to the Effective Time represented outstanding Shares (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form, which will specify that delivery will be effected, and risk of loss and title to the Certificates, will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the paying agent, and (iii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for cash in an amount equal to the Cash Amount multiplied by the number of Shares previously represented by such Certificates.

Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) to the paying agent, together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required by the paying agent pursuant to such instructions, Parent will cause the paying agent to pay and deliver, as promptly as reasonably practicable after the Effective Time, the Cash Amount payable for each Share represented by such Certificate (without interest).

With respect to Book-Entry Shares, Zogenix and Parent will cooperate to establish procedures with the paying agent and DTC to ensure that the paying agent will transmit to DTC or its nominees, or to holders of Book-Entry Shares as soon as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, (i) any notice with respect to the effectiveness of the Merger and any instructions for surrendering Book-Entry Shares, and (ii) the Merger Consideration payable for each such Book-Entry Share.

Representations and Warranties

The Merger Agreement contains representations and warranties of each of Zogenix, Parent and Purchaser (subject to certain qualifications or exceptions in the Merger Agreement and the Disclosure Schedule) as to, among other things:

•	corporate organization, existence, good standing and corporate power and authority to conduct its business as presently conducted;

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corporate power and authority to enter into the Merger Agreement (and, in the case of Parent, the CVR Agreement), to perform its obligations thereunder and to complete the transactions contemplated thereby;

•	required regulatory filings or actions and authorizations, consents or approvals of governmental entities and other persons;

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the absence of certain violations, defaults or consent requirements under certain contracts, organizational documents and applicable law, in each case arising out of the execution, delivery or performance of, or consummation of the transactions contemplated by, the Merger Agreement;

•	matters relating to information to be included in required filings with the SEC in connection with the Merger; and

•	the absence of any fees owed to investment bankers or brokers in connection with the Merger, other than those specified in the Merger Agreement.

The Merger Agreement also contains representations and warranties of Zogenix (subject to certain qualifications or exceptions in the Merger Agreement and the Disclosure Schedule) as to, among other things:

•

the capitalization of Zogenix, including the authorized and outstanding capital stock, outstanding stock options and RSUs, Shares reserved for issuance under Zogenix’s equity incentive plans and Shares reserved for issuance under the ESPP or upon conversion of the Convertible Notes;

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all Shares having been, or being when issued pursuant to any Zogenix equity award, Zogenix equity incentive plan or other employee benefit plan or the ESPP in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights;

•	the exercise price of each Zogenix stock option as compared to fair market value and the exemption of Zogenix stock options under Section 409A of the Code;

•	the issuance of Shares or other equity interests;

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except as otherwise disclosed, the absence of (i) outstanding bonds, debentures, notes or other indebtedness of Zogenix having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of Zogenix may vote, (ii) other equity interests of Zogenix, (iii) outstanding obligations of Zogenix or any of its subsidiaries to repurchase, redeem or otherwise acquire any equity interests of Zogenix, other than under the Convertible Notes and (iv) voting, registration or transfer obligations of equity interests of Zogenix;

•

all outstanding shares, capital stock or other voting securities of, or ownership interests in, each subsidiary of Zogenix having been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights;

•	except as otherwise disclosed, the absence of other equity interests of any subsidiary of Zogenix;

•	the full payment of all dividends or distributions on securities of subsidiaries of Zogenix that have been declared or authorized;

•	the issuance and transfer of any equity interests in any subsidiary of Zogenix in accordance with such subsidiary’s organizational documents and applicable law;

•	the corporate actions required to be taken, and taken, in connection with the execution, delivery and performance of the Merger Agreement by Zogenix;

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the timeliness and accuracy of Zogenix’s filings with the SEC and of the financial statements included in its SEC filings, and the compliance of such filings and financial statements with SEC rules, GAAP (in the case of financial statements), the Sarbanes-Oxley Act of 2002, and the applicable rules and regulations of Nasdaq;

•	the absence of outstanding or unresolved comments received from the SEC staff with respect to Zogenix’s SEC filings;

•	Zogenix’s disclosure controls and procedures and internal control over financial reporting;

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the absence of certain changes from December 31, 2020 through January 18, 2022, including the conduct of the businesses of Zogenix and its subsidiaries in the ordinary course consistent with past practice, and the absence of a Company Material Adverse Effect (as defined below);

•	the absence of certain undisclosed liabilities of Zogenix;

•	the compliance by Zogenix and its subsidiaries with applicable laws, permits and other authorizations;

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compliance with anti-bribery and anti-corruption laws, rules and regulations, including the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) and any other applicable anti-corruption, anti-bribery, anti-kickback, sanctions or export control laws;

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the possession by Zogenix and its subsidiaries of all licenses, permits and other authorizations necessary to conduct their respective businesses in the places and in the manner in which such businesses are presently conducted, and compliance by Zogenix with the terms and requirements of such licenses, permits and other authorizations;

•	the absence of certain litigation, orders and judgments and governmental proceedings and investigations related to Zogenix and its subsidiaries;

•	real property owned or leased by Zogenix or any of its subsidiaries;

•	Zogenix’s intellectual property rights, IT systems, and related data privacy and cybersecurity matters;

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the payment of taxes, filing of tax returns, absence of tax audits or proceedings and other tax matters related to Zogenix and its subsidiaries, including compliance with certain provisions of the CARES Act;

•	Zogenix’s employee benefit plans and other agreements with its employees;

•	labor matters related to Zogenix and its subsidiaries and Zogenix’s employees;

•	environmental matters and compliance with environmental laws by Zogenix and its subsidiaries;

•	the effectiveness and absence of breach or default under certain categories of specified material contracts of Zogenix and its subsidiaries;

•	the absence of payments due to brokers, finders or other intermediaries in connection with the transactions contemplated by the Merger Agreement;

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the receipt by the Zogenix Board of opinions of BofA and SVB Leerink as to the fairness of the consideration per Share to be paid pursuant to the Merger Agreement, from a financial point of view, to the holders of Shares;

•	non-applicability of certain anti-takeover laws to the Merger Agreement, the CVR Agreement, the Offer and the Merger;

•	the absence of an opt out of Section 251(h) of the DGCL in Zogenix’s certificate of incorporate or any other action taken to limit or preclude the use by Zogenix of Section 251(h) of the DGCL;

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certain regulatory matters, including with respect to regulatory approvals and enforcement actions from the United States Food and Drug Administration (the “FDA”) or any comparable regulatory authority, and the compliance with various applicable rules of such regulatory authorities applicable to the conduct of the business of Zogenix and its subsidiaries;

•	compliance by Zogenix with certain laws pertaining to healthcare laws and healthcare programs;

•	transactions with affiliates of Zogenix or its subsidiaries; and

•	insurance policies of Zogenix or any of its subsidiaries.

The Merger Agreement also contains representations and warranties of Parent and Purchaser (subject to certain qualifications or exceptions in the Merger Agreement) as to, among other things:

•	the corporate actions required to be taken, and taken, in connection with the execution, delivery and performance of the Merger Agreement and the CVR Agreement by Parent and Purchaser;

•	the absence of payments due to brokers, finders or other intermediaries in connection with the transactions contemplated by the Merger Agreement;

•

the availability to Parent, as of the Acceptance Time, the Closing and the Milestone Payment Date, of sufficient funds to consummate the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement that require payment on the relevant payment date, and the enforceability of the Facility Agreement;

•	actions of Purchaser prior to the closing of the Merger; and

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the absence during the last three years of any ownership by Parent, Purchaser or any of their respective affiliates of Zogenix common stock or securities convertible into or exchangeable for Zogenix common stock.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” or “Parent Material Adverse Effect” clause.

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, state of facts, circumstance, change, occurrence, development, condition or effect that, individually or in the aggregate, is materially adverse to:

(i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Zogenix and its subsidiaries; provided that, none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

•	changes in general economic conditions in the United States or any other country or region, or in the global economy generally

•

changes or conditions generally affecting the industry in which Zogenix and its subsidiaries operate, including changes of applicable law (or the interpretation thereof) or in general regulatory conditions or changes in GAAP or other applicable accounting standards (or the interpretation thereof) (except with respect to any representation or warranty concerning compliance with applicable laws, GAAP or any other accounting standards);

•

changes in general political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), or epidemics or pandemics (including COVID-19 and any COVID-19 Measures) or earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement or the identity of Parent (or any of its affiliates) as the acquirer of Zogenix,

including, in each case to the extent directly resulting therefrom, (A) any termination or potential termination of (or the failure or potential failure to renew or enter into) any contract, or (B) other negative development (or potential negative development) in any relationship with, in each case of this subclause (A) or (B), any customer, supplier, distributor or other business partner of ’Zogenix or any of its subsidiaries (except with respect to any representation or warranty concerning the execution and delivery of the Merger Agreement and the consummation or performance of the obligations contemplated thereby);

•

any action taken by Zogenix at the written request of Parent that is not expressly required to be taken by the terms of the Merger Agreement, the taking of most actions expressly required by the terms of the Merger Agreement, or the failure of Zogenix to take any action that Zogenix is expressly prohibited by the terms of the Merger Agreement from taking;

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changes in the market price or trading volume of the Shares, in and of itself, or any failure by Zogenix to meet any estimates or expectations of Zogenix’s revenue, earnings or other financial performance or financial results of operations for any period, in and of itself, or any failure by Zogenix to meet any internal budgets, financial plans or forecasts of its revenues, earnings or other financial performance or financial results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such underlying cause would otherwise be excepted);

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changes in general conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in exchange rates for the currencies of any country and any suspension of trading in securities generally on any securities exchange or over-the-counter market;

provided, further, that with respect to the foregoing 1st, 2nd, 3rd and 7th bullets, any such matter will be taken into account in determining whether a Company Material Adverse Effect has occurred if it disproportionately adversely affects Zogenix and its subsidiaries, taken as a whole, compared to other participants in the industries in which Zogenix and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such occurrence will be taken into account in determining whether a Company Material Adverse Effect has occurred; or

(ii) Zogenix’s ability to consummate the transactions contemplated by the Merger Agreement on or before the End Date.

For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means a material adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement on or before the End Date.

Conduct of Business Pending the Merger

The Merger Agreement provides that except (i) as required by applicable law, (ii) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) to the extent necessary to comply with COVID-19 Measures, (iv) as expressly required by the Merger Agreement, or (v) as set forth in the Disclosure Schedule, during the period from January 18, 2022 until the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, Zogenix is required to, and to cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to preserve intact its present business organization, keep available the services of its directors, officers, key employees and key consultants and maintain its existing business relationships and goodwill with those persons having significant business relationships with it, and (c) without limiting the generality of the foregoing, not:

•	amend its certificate of incorporation, amended and restated bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•

split, combine or reclassify any shares of its capital stock or any other equity securities (including Zogenix common stock), (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by any wholly owned subsidiary of Zogenix or (iii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Zogenix or any of its subsidiaries, in each case as set out in clause (iii) of this paragraph , other than (a) as provided by any Zogenix equity incentive plan or other employee benefit plan, (b) the acquisition by Zogenix of Shares in connection with the surrender of Shares by holders of Zogenix stock options in order to pay the exercise price of such Zogenix stock options, (c) the withholding of Shares to satisfy tax obligations with respect to Zogenix stock options, RSUs or PSUs, (d) the acquisition by Zogenix of RSUs or PSUs in connection with the forfeiture of such RSUs or PSUs, or (e) settlements in cash (in whole or in part) or conversion (in whole or in part) of any of the Convertible Notes;

•

(i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any securities of Zogenix or any of its subsidiaries, other than the issuance of (a) any Shares upon the exercise of Zogenix stock options or purchase rights under the ESPP, in each case, that are outstanding on January 18, 2022 in accordance with their respective terms on January 18, 2022 and in compliance with the terms of the Merger Agreement, (b) any Shares upon the vesting of any RSUs or PSUs, in each case that are outstanding on January 18, 2022 in accordance with their respective terms on January 18, 2022, (c) any Zogenix common stock upon conversion of any Convertible Notes and (d) any securities of any subsidiary of Zogenix to Zogenix or any other wholly owned subsidiary of Zogenix; or (ii) amend any term of any security of Zogenix or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•

incur any capital expenditures (or any obligations or liabilities in respect thereof), other than (i) those set forth in the capital expenditure plan included in the Disclosure Schedule or (ii) unbudgeted capital expenditures in an amount not to exceed, in the aggregate, $1.0 million;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of Zogenix and its subsidiaries in a manner that is consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

sell, assign, lease, license or otherwise transfer, abandon, dispose of or permit to lapse, or create or incur any lien (subject to certain exceptions) on, any of Zogenix’s or its subsidiaries’ assets (including any intellectual property rights owned by or licensed to Zogenix or any of its subsidiaries), securities, properties, interests or businesses, other than (i) sales of obsolete equipment in the ordinary course of business consistent with past practice, (ii) non-exclusive licenses of intellectual property rights in the ordinary course of business consistent with past practice that are not material to Zogenix or its subsidiaries, (iii) the abandonment or lapsing of any intellectual property rights which Zogenix has decided in its good faith business judgment are no longer economically justifiable or needed for the conduct of the business or (iv) pursuant to contracts existing as of January 18, 2022 and listed on the Disclosure Schedule;

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extend, amend, waive, cancel or modify any material rights in or to the intellectual property of Zogenix or any of its subsidiaries in a manner that is adverse to Zogenix or its subsidiaries, (ii) fail to diligently prosecute any material patent application owned by Zogenix or any of its subsidiaries or the intellectual property rights licensed by Zogenix or any of its subsidiaries for which Zogenix or any of its subsidiaries controls the prosecution thereof as of January 18, 2022, except for such applications which Zogenix has decided in its good faith business judgment are no longer economically justifiable or needed for the conduct of the business, or (iii) divulge, furnish or make accessible any material intellectual property rights owned by Zogenix or any of its subsidiaries that constitute trade secrets, other than in the ordinary course of business (consistent with past practice) to any third party that is subject to an enforceable written agreement to maintain the confidentiality of such trade secrets;

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make any loans, advances or capital contributions to, or investments in, any other person (other than Zogenix or any of its wholly owned subsidiaries), or re-invest any funds or monies in any assets or securities with a credit rating lower than those assets or securities into which such funds or monies are invested as of January 18, 2022, in each case, in an amount in excess of $0.5 million in the aggregate;

•

create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Zogenix or any of its subsidiaries;

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other than in the ordinary course of business consistent with past practice, renew, enter into, amend or modify in any material respect or terminate any material contract or any contract that would constitute a material contract if it were in effect on January 18, 2022 (except the expiration or renewal of any material contract in accordance with its terms); provided that the renewal, entry into, amendment or modification in any material respect, or termination of certain categories of contracts specified in the Merger Agreement is not deemed to be in the ordinary course of business consistent with past practice; or (ii) waive, release or assign any material rights, claims or benefits of Zogenix or any of its subsidiaries;

•

except as required by applicable law or any Zogenix equity incentive plan or other employee benefit plan, employment agreement or consulting agreement as in effect on January 18, 2022: (i) with respect to any current or former service provider of Zogenix or any of its subsidiaries, (a) grant any increase in compensation, bonus, severance, retention, change in control, termination pay, welfare or other benefits to any such service provider, or grant any new bonus right or entitlement to any such service provider, other than annual increases in base compensation (and corresponding increases in target bonus compensation) in the ordinary course of business consistent with past practice (and corresponding increases in target bonus compensation) or the execution of new service agreements with independent contractors that provide for an annual base retainer of $200,000 or less and the payment of retainers thereunder, (b) discretionarily accelerate the vesting or payment of any equity or equity-based awards held by any current or former service provider of Zogenix or any of its subsidiaries, (c) grant any equity or equity-based awards to any current or former service provider of Zogenix or any of its subsidiaries, (d) enter into, establish, adopt or amend any employment, consulting services, severance, retention, change in control agreement or arrangement, other than the execution of new services agreements with independent contractors that provide for an annual base retainer of $200,000 or less and the payment of retainers thereunder, or (e) establish, adopt, enter into, or materially amend any Zogenix equity incentive plan or other employee benefit plan or collective bargaining agreement; (ii) recognize any new union, works council or similar employee representative with respect to any current or former service provider of Zogenix or any of its subsidiaries; (iii) enter into any plan or agreement to, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider of Zogenix or any of its subsidiaries for any tax incurred by such service provider of Zogenix or any of its subsidiaries, including under Section 409A or Section 4999 of the Code; or (iv)(A) hire or engage the services of any individual as a service provider of Zogenix or any of its subsidiaries whose target annual base salary or base retainer and total target cash bonus opportunity, if any, in the aggregate, is $200,000 or more or (B) or terminate the service of any such service provider of Zogenix or any of its subsidiaries whose target annual base salary or base retainer and total target cash bonus opportunity, if any, in the aggregate, is $200,000 or more other than for cause;

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fail to keep in full force and effect all material insurance policies maintained by Zogenix and its subsidiaries, other than such policies that expire or are terminated by their terms (in which event Zogenix or its applicable subsidiary are required to use reasonable best efforts to renew, replace or extend such policies) or changes to such policies made in the ordinary course consistent with past practice;

•	change Zogenix’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X as promulgated under the Exchange Act, as agreed to by its independent public accountants;

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settle, or offer or propose to settle, (i) any action (except with respect to immaterial routine matters in the ordinary course of business) in excess of $0.5 million individually or $2.0 million in the aggregate, (ii) any stockholder lawsuit, claim or other proceeding against Zogenix or any of its officers or directors or (iii) any other lawsuit, claim or other proceeding or dispute that relates to the transactions contemplated by the Merger Agreement;

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unless required by applicable tax law or consistent with past practice, (i) make, adopt, change or revoke any material tax election, material tax accounting period or material method of tax accounting, (ii) amend any income tax return or other material tax return, (iii) enter into any tax sharing agreement, (iv) extend or waive the application of any statute of limitations regarding the assessment or collection of any income taxes or other material tax with respect to Zogenix or any of its subsidiaries, or (v) without the prior written consent of Parent, enter into any closing agreement with respect to taxes, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	take any action that would result in a change to the “Conversion Rate” (as defined in the Convertible Notes Indenture) of the Convertible Notes; or

•	agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in the Merger Agreement is intended to give Parent, directly or indirectly, the right to control or direct Zogenix’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Zogenix and its subsidiaries will exercise, consistent with the Merger Agreement, complete control and supervision over their respective businesses, assets and properties.

Other Covenants and Agreements

Access and Information

Subject to certain exceptions and limitations, from January 18, 2022 until the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, subject to applicable law and except to the extent necessary to comply with COVID-19 Measures (only for the duration of any such COVID-19 Measure), Zogenix will (i) give Parent and its representatives reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, books, records, officers, employees, consultants and agents of Zogenix and any of its subsidiaries and (ii) furnish to Parent and its representatives such financial and operating data and other information as such persons may reasonably request, (iii) instruct the employees, consultants, agents, counsel, financial advisors, auditors and other representatives of Zogenix and its subsidiaries to cooperate with Parent in its investigation of Zogenix and its subsidiaries and (iv) (a) diligently conduct its patent prosecution practice in the ordinary course consistent with past practice and in compliance with applicable law, (b) provide Parent with copies of non-confidential correspondence, filings and written communications between Zogenix, any of its affiliates and any of their respective representatives and the U.S. Patent and Trademark Office or similar foreign office and (c) consider in good faith Parent’s comments and input with respect to submissions to the U.S. Patent and Trademark Office or similar foreign office.

Regulatory Matters

From January 18, 2022 until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, subject to applicable law, Zogenix will:

•	(i) continue to pursue approval by the European Commission of a “variation application” in the European Union for Fintepla® for the treatment of Lennox-Gastaut syndrome (“LGS”) in accordance with Zogenix’s regulatory development plan; and (ii) timely and diligently take all actions as may be reasonably necessary to obtain such approval as an orphan medical product, including through a number of actions specified in the Merger Agreement. In addition, Zogenix shall not, without Parent’s prior written consent, take any actions in connection with or in furtherance of such approval in deviation from Zogenix’s regulatory development plan; and

•

in connection with the matters specified in the bullet above and also more generally as it relates to interactions with other relevant regulatory authorities, and subject to certain promptness, timeliness, reasonableness and other qualifications: (i) provide Parent with advance notice of and an opportunity for one designated representative of Parent to participate as an observer in any meetings or conference calls Zogenix has with the EMA, FDA or any other similar governmental authority; (ii) provide Parent with advance notice of any inspection or other audit by the EMA, FDA or any other similar governmental authority, and after such inspection or audit provide Parent with a summary thereof and a copy of the full report in respect thereof; (iii) consider and incorporate any comments or other input provided by Parent in respect of the foregoing; (iv) notify Parent of any notice or other communication to Zogenix from the EMA, FDA or any other governmental authority, or a review board, and permit Parent to review in advance any proposed written communication to such governmental authority, and consider Parent’s comments, in each case in connection with the foregoing; (vi) furnish Parent with non-confidential copies of all correspondence, filings and written communications between Zogenix, its affiliates and their respective representatives, on one hand, and any such governmental authority or its staff, on the other hand, in each case relating to any of the foregoing; (vii) consult with Parent prior to making any significant submission to the EMA, the European Commission, the FDA or any similar governmental authority relating to any of the foregoing, or supplement or amendment thereto; (viii) give Parent opportunity to review and comment on any such submission prior to its submission to such governmental authority, and consider Parent’s comments thereto; and (ix) use reasonable best efforts to keep available the services of its employees and consultants who are involved in any material respect with any of the foregoing actions.

No Solicitation; Zogenix Acquisition Proposals

From January 18, 2022 until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, Zogenix cannot, and must cause its subsidiaries not to, and must use its reasonable best efforts to cause its and its subsidiaries’ respective representatives not to, directly or indirectly:

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initiate, solicit, propose, knowingly encourage or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal (in each case, other than discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry, proposal or offer, to the extent necessary to determine whether such inquiry, proposal or offer constitutes or would reasonably be expected to result in an Acquisition Proposal);

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engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (in each case, other than (i) to state that the Merger Agreement prohibits such discussions or negotiations, or (ii) discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry, proposal or offer, to the extent necessary to determine whether such inquiry, proposal or offer constitutes or would reasonably be expected to result in an Acquisition Proposal);

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furnish any nonpublic information relating to Zogenix or any of its subsidiaries, or afford access to nonpublic information relating to the business, properties, assets, books or records of Zogenix or any of its subsidiaries to any third party in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

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amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Zogenix or any of its subsidiaries, except that, if the Zogenix Board determines in good faith, after consultation with its outside legal counsel, that the failure to amend or grant any waiver or release would be inconsistent with the directors’ fiduciary duties under the DGCL, Zogenix may then amend or grant a waiver or release under such standstill or similar agreement, solely to the extent necessary to permit a third party to make, on a confidential basis to the Zogenix Board, an Acquisition Proposal, conditioned upon such third party agreeing to disclosure of such Acquisition Proposal to Parent; or

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otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (in each case, other than discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry, proposal or offer, to the extent necessary to determine whether such inquiry, proposal or offer constitutes or would reasonably be excepted to result in an Acquisition Proposal).

In addition, Zogenix must, and must cause its subsidiaries and must use its reasonable best efforts to cause their respective representatives to, immediately cease and terminate all existing activities, discussions or negotiations, if any, with any third party, its representatives and its financing sources conducted prior to January 18, 2022 with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Notwithstanding the limitations in the preceding paragraphs or any other provision in the Merger Agreement, at any time prior to the Acceptance Time, in response to a bona fide written Acquisition Proposal received after January 18, 2022 that did not arise from or in connection with a breach of Zogenix’s obligations related to non-solicitation as set forth in the Merger Agreement, Zogenix may: (i) furnish information in response to a request from the person who made such Acquisition Proposal or its representatives, as long as (a) such information is or was made available to Parent prior to or substantially concurrently with the time such information is made available to such person and (b) prior to furnishing any such information, the person making such Acquisition Proposal enters into a customary confidentiality agreement that contains confidentiality and non-use provisions that are not, in the aggregate, materially less favorable to Zogenix than the terms of the confidentiality agreement entered into with Parent or one of its subsidiaries; and (ii) engage or participate in any discussions or negotiations with any such person regarding such Acquisition Proposal, in each case, as long as the Zogenix Board determines in good faith after consultation with its outside legal counsel and its financial advisor that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

Zogenix must promptly (and, in any event, within 24 hours) give notice to Parent if, (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, in each case of clauses (i) through (iii), it or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any material written requests, proposals or offers, including proposed agreements) and thereafter must continue promptly (and in any event, within 24 hours) to keep Parent informed on a reasonably current basis of the status and material terms of any such proposals or offers (including any material amendments thereto).

Except as expressly permitted by the Merger Agreement in respect of a Superior Proposal or an Intervening Event, neither the Zogenix Board nor any committee thereof are permitted to: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Zogenix Board recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, in each case in a manner adverse to Parent or Purchaser; (ii) fail to include such recommendation in the Schedule 14D-9; (iii) fail to (a) reaffirm such recommendation, and (b) recommend against acceptance of a tender or exchange offer by Zogenix’s stockholders, in each case, subject to certain conditions; (iv) approve or recommend, publicly or privately, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, license agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement, as described above) relating to any Acquisition Proposal (each of the actions set forth in the foregoing clauses (i), (ii), (iii) and (iv) is referred to as an “Adverse Recommendation Change”); or (v) cause or permit Zogenix to enter into any such agreement described in clause (iv).

At any time prior to the Acceptance Time, the Zogenix Board may effect an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a binding and definitive written agreement with respect to a Superior Proposal, in each case only if: (i) (a) Zogenix receives a bona fide written Acquisition Proposal after January 18, 2022 that is not withdrawn and that does not result from or arise in connection with a breach of Zogenix’s obligations related to non-solicitation as set forth in the Merger Agreement, and the Zogenix Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (b) an Intervening Event has occurred; and (ii) the Zogenix Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under the DGCL. However, prior to taking such action, Zogenix must give Parent written notice of such action and the basis therefor five business days in advance, which notice must include certain details regarding such Superior Proposal or Intervening Event. Thereafter, Zogenix must negotiate in good faith with Parent (to the extent Parent wishes to negotiate) for such five business day-period, to make such revisions to the terms of the Merger Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal or cause such Intervening Event to cease to warrant an Adverse Recommendation Change. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal and require a new notice from the Zogenix Board, except that Zogenix will only be required to negotiate with Parent for an additional three business days in such case. Prior to taking any action in response to a Superior Proposal or Intervening Event, the Zogenix Board is required to take into account any changes to the terms of the Merger Agreement proposed by Parent during the negotiation periods described above, and must determine in good faith, after consultation with its outside legal counsel and its financial advisor that, (x) in the case of a Superior Proposal, such Superior Proposal continues to constitute a Superior Proposal and, in the case of an Intervening Event, such Intervening Event remains in effect and continues to warrant an Adverse Recommendation Change and (y) the failure to take appropriate action in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under the DGCL.

For purposes of the Merger Agreement:

•

“Acquisition Proposal” means any indication of interest, offer or proposal (other than as made or submitted by Parent, Purchaser or their affiliates) from any person or group that contemplates or relates to: (i) any merger, consolidation, amalgamation, share exchange, business combination, asset purchase, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction that would result in such person or group, directly or indirectly, acquiring beneficial ownership of (a) 20% or more of any class of voting equity securities of Zogenix or of the surviving entity in a merger or the resulting direct or indirect parent of Zogenix or such surviving entity or (b) businesses or assets (including capital stock of the subsidiaries of Zogenix) that constitute 20% or more of the consolidated revenues, net income or assets of Zogenix and its subsidiaries, taken as a whole; or (ii) any sale or license of, or joint venture or partnership with respect to, Fintepla®.

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“Intervening Event” means any material event, state of facts, circumstance, change, occurrence, development, condition or effect that was neither known to, nor reasonably foreseeable by, Zogenix as of or prior to January 18, 2022, and which becomes known to the Zogenix Board after January 18, 2022 and prior to the Acceptance Time, except that none of the following constitute or contribute to an Intervening Event: (i) changes in the market price or trading volume of the Shares, in and of itself (but not the underlying cause of such changes, unless such underlying cause would otherwise be excepted from this definition); or (ii) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

•

“Superior Proposal” means a bona fide written Acquisition Proposal made after January 18, 2022 that: (i) did not result from or arise in connection with a breach of Zogenix’s obligations related to non-solicitation as set forth in the Merger Agreement; (ii) if consummated, would result in any person or group (other than Parent or its affiliates) becoming the beneficial owner, directly or indirectly, of more than 50% of the consolidated assets of Zogenix and its subsidiaries or more than 50% of the total voting power of the equity securities of Zogenix; and (iii) the Zogenix Board determines in good faith, after considering the advice of an independent financial advisor of nationally recognized reputation and outside legal counsel, (a) if consummated, would result in a transaction more favorable (taking into account all legal, regulatory and financing aspects of the proposal and all other factors the Zogenix Board deems relevant) to Zogenix’s stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by Parent) and (b) is reasonably likely to be consummated on the terms proposed, taking into account all legal, regulatory and financing aspects of the proposal and all other factors considered relevant by the Zogenix Board.

The Merger Agreement provides that nothing will prevent Zogenix from (i) taking or disclosing a position, or making a statement, in each case to the extent required under Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal so long as such position or statement is consistent with Zogenix’s no solicitation obligations and expressly reaffirms the Zogenix Board recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Employee Matters

During the period commencing on the Effective Time and ending on the first anniversary thereof, Parent will provide, or will cause the Surviving Corporation to provide, to each continuing employee (during such employee’s employment) with:

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base salary or base wages and an annual target bonus opportunity that, in each case, is no less than those provided to such continuing employee immediately prior to the Effective Time (excluding any retention or other special or non-recurring bonus);

•

other compensation and employee benefits that are substantially comparable in the aggregate to those offered by Zogenix to the continuing employees as of immediately prior to the Effective Time (excluding equity or equity based compensation and any retention, change in control or transaction-based compensation); and

•

severance pay to continuing employees terminated without “cause” equal to the severance benefits that would have been provided under the relevant Zogenix plan as in effect immediately prior to the Effective Time had such termination occurred at the Effective Time.

With respect to certain employee benefit plans maintained by Parent or any of its controlled affiliates, in each case, in which any continuing employee will participate on or after the Effective Time, Parent is required to, and to cause the Surviving Corporation to, recognize all service with Zogenix or any of its controlled affiliates rendered prior to the Effective Time by such continuing employee for purposes of vesting, eligibility and benefit accrual (other than under any defined benefit pension plans) under the terms of such employee benefit plan. However, Parent is not required to recognize service with Zogenix or any of its controlled affiliates rendered prior to the Effective Time if doing so would result in the duplication of benefits. In addition, Parent is required to use reasonable best efforts to (i) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any analogous plan of Zogenix or any of its controlled affiliates applicable to such continuing employee prior to the Effective Time, (ii) recognize, for purposes of annual deductible, co-payment and out-of-pocket limits under its health and welfare plans, deductible, co-payment and out-of-pocket expenses paid by a continuing employee in the plan year in which the Effective Time occurs, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a continuing employee and eligible covered dependents on or after the Effective Time, to the extent such continuing employee or eligible covered dependent satisfies any similar limitation or requirement under an analogous Zogenix plan prior to the Effective Time.

From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all Zogenix employee benefit plans and employment agreements in accordance with their terms as in effect immediately prior to the Acceptance Time, but without prohibiting Parent or the Surviving Corporation from amending or terminating any of them in accordance with their terms or as required by law.

Prior to the Effective Time, Zogenix will take all actions necessary or appropriate to terminate Zogenix’s equity incentive plans and 401k plans (unless Parent provides notice to Zogenix at least 10 business days prior to the Effective Time requesting otherwise), effective as of the day immediately prior to, and contingent upon, the closing of the Merger.

Efforts to Consummate the Merger

Each of Zogenix and Parent must use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) taking all acts necessary to cause the conditions to the other party’s obligation to close to be satisfied as promptly as practicable (and prior to the End Date), (ii) obtaining all necessary consents, approvals or waivers from, and giving all required notices to, any third party, (iii) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (iv) obtaining and maintaining all permits required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, neither Parent nor any of its affiliates are required to (i) initiate, litigate, challenge, defend or otherwise participate or take any action with respect to any action, suit, investigation or similar proceeding by, against or involving any third party or governmental authority, (ii) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority, (iii) otherwise take any other steps or actions to defend against, vacate, modify or suspend any injunction or order of any governmental authority, including any injunction related to a private cause of action that would prevent the consummation of the transactions contemplated by the Merger Agreement, (iv) agree, propose, negotiate, offer, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (including by establishing a trust, licensing any intellectual property rights or otherwise), or take any other action (including by providing its consent to permit Zogenix or any of its subsidiaries to take any such actions), or otherwise proffer or agree to do any of the foregoing, with respect to any of the businesses, assets or properties of Parent, Zogenix, the Surviving Corporation or any of their respective affiliates or subsidiaries, (v) terminate any existing relationships or contractual rights or obligations or (vi) otherwise offer to take or offer to commit to take any action that would limit Parent’s or any of its affiliates’ freedom of action with respect to, or ability to retain, operate or otherwise exercise full rights of ownership with respect to, businesses, assets or properties of Parent, Zogenix, the Surviving Corporation or any of their respective affiliates or subsidiaries (or equity interests held by Parent or any of its affiliates in entities with businesses, assets or properties). At the request of Parent, Zogenix is required to agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of Zogenix or any of its subsidiaries, as long as such action described in this sentence is conditioned on, and effective upon or after, the occurrence of the closing of the Merger.

Zogenix and Parent are required to as promptly as practicable, and in any event within 10 business days following January 18, 2022, make their respective filings under the HSR Act. Zogenix, Parent and their respective affiliates expect to file their respective HSR Act notifications on or about February 1, 2022. Zogenix and Parent are required to make appropriate filings pursuant to any other applicable antitrust law with respect to the Merger as promptly as practicable after January 18, 2022. Zogenix and Parent have determined they will make a filing with Germany’s Federal Cartel Office. From that time and thereafter, Zogenix and Parent are required to supply as promptly as practicable any additional information or documentary material, and use reasonable best efforts to take all other actions necessary, to cause the expiration or termination of the applicable waiting periods under any antitrust law.

To the extent permitted by applicable law, each of Parent and Zogenix must use its reasonable best efforts to (i) keep the other party apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement and cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any lawsuit, claim or similar proceeding initiated by a third party, (ii) promptly inform the other party of any communication received from, or given to, any governmental authority and of any material communication received or given in connection with any lawsuit, claim or similar proceeding by a third party, in each case regarding any of the transactions contemplated by the Merger Agreement, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such governmental authority or, in connection with any lawsuit, claim or similar proceeding by a third party, with any other person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.

Liquidation of Investments

Prior to the Effective Time, Zogenix will use its reasonable best efforts to liquidate or otherwise convert all of its funds or investments held in the form of marketable securities such that, immediately after the Effective Time, the proceeds thereof shall be held in readily available cash.

Indemnification of Directors and Officers; Insurance

For six years after the Effective Time, Parent is required to cause the Surviving Corporation and its subsidiaries as of the Effective Time to (i) honor and fulfill in all respects the obligations of Zogenix and its subsidiaries under the indemnification, expense advancement and exculpation provisions in the certificate of incorporation or amended and restated bylaws or comparable organizational documents of Zogenix or such subsidiary, in each case, in effect on January 18, 2022, and (ii) indemnify and hold harmless each current or former director, officer or employee of Zogenix or any of its subsidiaries against any losses incurred by such person in respect of any lawsuit, claim or other similar proceeding based upon or arising out of the fact that such person was a director, officer or employee of Zogenix or any of its subsidiaries at or prior to the Effective Time to the fullest extent permitted by the DGCL and any other applicable law and the certificate of incorporation and amended and restated bylaws (or other similar organizational documents) of Zogenix and its subsidiaries in effect on January 18, 2022 (subject to any limitation imposed from time to time under applicable law). In addition, for six years after the Effective Time, Parent is required to cause to be maintained in effect provisions in the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on January 18, 2022, and during such six-year period, such provisions cannot be repealed, amended or otherwise modified in any manner adverse to such indemnified persons, except as required by applicable law.

Parent is required to, or to cause the Surviving Corporation to, purchase directors’ and officers’ insurance policies and fiduciary liability insurance policies or “tail” insurance policies with a claims period of six years from the Effective Time. In each case, such policies must have terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Zogenix’s equivalent insurance policies in effect as of January 18, 2022 with respect to matters arising on or before the Effective Time. However, (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time, and (ii) in no event will Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premium amount paid by Zogenix for such insurance in its last full fiscal year prior to January 18, 2022. If such insurance coverage cannot be obtained at an annual premium equal to or less than such amount, the Surviving Corporation will obtain the greatest coverage available for a cost not exceeding such amount. Parent also has the option to satisfy the above obligations by directing Zogenix to, prior to the Effective Time, purchase a prepaid “tail” policy with the coverage described in this paragraph.

Financing Covenants

The Merger Agreement requires that Parent use its reasonable best efforts to obtain the funds that its financing sources have agreed to lend to Parent or one of its affiliates on the terms and conditions provided in the Facility Agreement (referred to as the “Financing”). Parent is prohibited, without the prior written consent of Zogenix (which consent shall not be unreasonably withheld, conditioned or delayed), from permitting certain amendments or modifications to, or granting waivers of any provision under, the Facility Agreement, that would (i) reduce (or could have the effect of reducing) the aggregate amount of any portion of the Financing below the amount required, when taken together with all other sources of funding available for payment thereof, to pay the aggregate Cash Amount at the Acceptance Time and on the Closing Date, (ii) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions thereof in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or satisfaction of such conditions) on the Closing Date or (iii) adversely impact Parent’s ability to enforce its rights against other parties to the Facility Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, Parent and Purchaser have the right to replace all or any portion of the Financing with any other debt or equity financing, from the same or any alternative financing sources, so long as such substitute financing would not impose new, revised or additional conditions precedent to the availability of such alternative financing relative to the Financing in a manner that would reasonably be expected to delay or prevent or make less likely to occur the funding of such alternative financing relative to the Financing or otherwise adversely impact the ability of Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement at the Acceptance Time and on the Closing Date.

Prior to the Acceptance Time, Zogenix must, and must cause its subsidiaries to, use reasonable best efforts to provide Parent and Purchaser such cooperation in connection with obtaining the Financing as may be reasonably requested by Parent or Purchaser, including, but not limited to: (i) assisting in the preparation for and participating in meetings and calls relating to the Financing; (ii) assisting in the preparation of bank information memoranda and similar marketing documents; (iii) reasonably cooperating with customary marketing efforts; (iv) delivering information regarding Zogenix and its subsidiaries required by the financing sources to prepare pro forma financial statements and projections; (v) delivering financial statements of Zogenix and its subsidiaries within 40 days of the end of each fiscal quarter (other than the fourth fiscal quarter in any fiscal year) and with 75 days of the end of each fiscal year; (vi) obtaining customary consents, approvals and authorizations required in connection with the Financing; (vii) reasonably cooperating in any customary process required for due diligence and verification; and (viii) taking all customary corporate actions reasonably requested by Parent or Purchaser that are necessary or advisable to permit the consummation of the Financing.

Notwithstanding the foregoing, none of Zogenix, its subsidiaries or any of their respective directors, officers, employees, agents or representatives is required to: (i) take any action or provide any assistance (a) that unreasonably interferes in any material respect with the ongoing operations of Zogenix or its subsidiaries, (b) to the extent it would reasonably be expected to cause any representation or warranty of Zogenix in the Merger Agreement to be breached or any Offer Condition to fail to be satisfied or (c) that Zogenix reasonably believes would result in a violation by it or any of its subsidiaries of certain contracts entered into by Zogenix or its subsidiaries, or any material confidentiality arrangement, or the loss of any legal or other applicable privilege by Zogenix or any of its subsidiaries in a manner that would be materially adverse to their respective interests; (ii) execute or deliver any contract that by its terms becomes effective prior to the Closing Date or is not capable of being terminated without liability to Zogenix or any of its affiliates upon the termination of the Merger Agreement; (iii) except as otherwise expressly provided in the Merger Agreement, take any corporate or similar action in connection with the Financing that is not conditioned on the occurrence of the Acceptance Time; (iv) except as set forth in clause (i)(c) above, agree to any amendment or modification, effective prior to the closing of the Merger, of any existing contract to which it is a party; or (v) pay any commitment or other similar fee in connection with the Financing prior to the Acceptance Time.

Obtaining the Financing is not a condition to closing the Merger.

Miscellaneous Covenants

The Merger Agreement contains additional agreements among Zogenix, Parent and Purchaser relating to, among other matters:

•	the coordination of press releases and other public announcements or filings relating to the transactions;

•	notification upon the occurrence or non-occurrence of certain matters;

•	actions necessary to cause Purchaser to perform its obligations under the Merger Agreement;

•	reporting requirements under Section 16 of the Exchange Act;

•	the delisting of the Shares from Nasdaq and the deregistration of Zogenix common stock under the Exchange Act;

•	anti-takeover statutes that become applicable to the transactions;

•

the delivery by Zogenix of a certification that Zogenix is not a “United States real property holding corporation” as defined under the Code and any other materials required by the IRS with respect thereto; and

•	any litigation against Zogenix and/or its directors or its officers relating to or in connection with the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

Conditions to the Merger and Offer

The obligations of Zogenix, Parent and Purchaser to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, the waiver in writing by each such party) prior to the Effective Time of the following conditions:

•

the absence of any (i) temporary restraining order, preliminary or permanent injunction or other order, in each case issued by a governmental authority, that prohibits or makes illegal the consummation of the Merger or (ii) any law applicable to the merger that prohibits or makes illegal the consummation of the Merger; and

•	Purchaser, or Parent on Purchaser’s behalf, having accepted for payment all of the Shares validly tendered and not validly withdrawn.

•	the expiration or termination of any applicable waiting period under the HSR Act and (ii) any other clearance, approval or consent that is required under any other applicable antitrust law.

The obligations of Purchaser to accept for payment for any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the satisfaction of the Offer Conditions, as described in in Section 15—“Conditions of the Offer.”

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Acceptance Time, as follows:

•	by mutual written agreement of Zogenix and Parent;

•	by either Zogenix or Parent, if:

○

the Acceptance Time has not occurred at or before 5:00 p.m. (New York City time) on the End Date, which may be extended by either party from July 18, 2022 to October 18, 2022, if on July 18, 2022, all of the Offer Conditions (except those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, so long as such conditions are reasonably capable of being satisfied), other than the (i) Antitrust Approval Condition (B) the Governmental Impediment Condition solely as it relates to antitrust laws, except that the right to terminate the Merger Agreement as described in this bullet will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that is the primary cause of or primarily results in the failure of the Acceptance Time to have occurred at or before the End Date;

○

a governmental authority has issued an order, a decree or a ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and non-appealable, except that the party seeking to terminate the Merger Agreement as described in this bullet must have used reasonable best efforts to prevent the entry of and to remove such final and non-appealable order, decree, ruling or other action, and this right to terminate the Merger Agreement will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that is the primary cause of or primarily results in the issuance of such order, decree, ruling or taking such action by a governmental authority; or

○	following the Effective Time, Purchaser has not accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer promptly after the expiration of the Offer.

•	by Parent, if:

○	an Adverse Recommendation Change occurs; or

○

Zogenix breaches or fails to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach or failure to perform would cause any of the Offer Conditions not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Zogenix within the earlier of (i) 30 days of receipt by Zogenix of written notice from Parent of such breach or failure or (ii) three business days prior to the End Date, except that Parent will not have the right to terminate the Merger Agreement as described in this bullet if Parent or Purchaser has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that is the primary cause of or primarily results in the failure of Offer Condition to be satisfied;

•	by Zogenix, if:

○

Zogenix accepts a Superior Proposal and enters into, immediately following such termination, a binding and definitive written agreement with respect to such Superior Proposal, except that the right to terminate the Merger Agreement as described in this bullet is only available if (i) Zogenix has materially complied with its obligations related to non-solicitation and as more fully described under “The Merger Agreement—No Solicitation; Zogenix Acquisition Proposals” beginning on page 45 of this Offer to Purchase and (ii) Zogenix pays to Parent the termination fee as more fully described under “The Merger Agreement—Termination Fee; Certain Expenses” beginning on page 54 of this Offer to Purchase; or

○

Parent or Purchaser breaches or fails to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach or failure to perform would cause any of the conditions to Zogenix’s obligations to consummate the Merger not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Purchaser within the earlier of (i) 30 days of receipt by Parent or Purchaser from Zogenix of written notice of such breach or failure or (ii) three business days prior to the End Date, except that Zogenix will not have the right to terminate the Merger Agreement as described in this bullet if Zogenix has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that is the primary cause of or primarily results in the failure of a condition to the consummation of the Merger to be satisfied.

Termination Fee; Certain Expenses

Zogenix must pay to Parent a termination fee of $59.0 million in cash in the event that the Merger Agreement is terminated:

•

(i) by either Zogenix or Parent because the Acceptance Time has not occurred by the End Date, (ii) by either Zogenix or Parent because, following the expiration of the Offer, Purchaser has not accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer or (iii) by Parent because Zogenix breached or failed to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement and fails to timely cure such breach or failure, if curable, and in each case:

○

an Acquisition Proposal had been publicly made directly to Zogenix’s stockholders or had otherwise become publicly known, or any person had publicly announced an intention (whether or not conditional) to make an Acquisition Proposal;

○

such Acquisition Proposal or public announcement had not been publicly withdrawn without qualification, in each case, (x) prior to the date of termination (with respect to clauses (i) or (iii) above) or (y) prior to the expiration of the Offer (with respect to clause (ii) above); and

○

at any time within 12 months after such termination, (1) Zogenix or any of its subsidiaries enters into a binding agreement with respect to any Acquisition Proposal that is ultimately consummated (whether during such 12-month period or thereafter) or (2) any Acquisition Proposal is consummated (provided that for purposes of this provision, each reference to “20%” in the definition of Acquisition Proposal is a reference to “50%”);

•	by Parent because the Zogenix Board made an Adverse Recommendation Change;

•	at a time when Parent had the right to terminate the Merger Agreement because the Zogenix Board made an Adverse Recommendation Change, but the Merger Agreement is terminated:

○	by Zogenix because the Acceptance Merger has not occurred by the End Date; or

○	by either Zogenix or Parent because, following the expiration of the Offer, Purchaser has not accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer; or

•	by Zogenix in order to accept a Superior Proposal and enter into, immediately following such termination, a binding and definitive written agreement with respect to such Superior Proposal.

The Merger Agreement further provides that in the event Zogenix fails to pay any termination fee to Parent within the time frame provided in the Merger Agreement, and Parent or Purchaser commences a suit resulting in a judgment against Zogenix for any portion of the fees or expenses due, Zogenix will be required to pay to Parent or its designee the costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the termination fee for the date such payment was required to be made until the date of payment. Zogenix is not obligated to pay the termination fee on more than one occasion.

Other than in the case or fraud or a willful breach of the Merger Agreement, any termination fee payable by Zogenix will be Parent’s sole and exclusive remedy for damages against Zogenix and its former, current or future stockholders, directors, officers, affiliates, agents or other representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement or the failure of the Merger to be consummated.

Expenses Generally

Except as otherwise described above or provided in the Merger Agreement, whether or not the Merger is consummated, Zogenix and Parent are each responsible for all of their respective costs and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that Parent will be required to reimburse Zogenix for the fees and expenses of counsel, accountants and consultants incurred by Zogenix or on Zogenix’s behalf in connection with or related to the entry into the Merger Agreement in an amount, in the aggregate, not to exceed $5.0 million, in the event that the Merger Agreement is terminated by either Zogenix or Parent because (i) the Acceptance Time has not occurred by the End Date and, at the time of such termination, either or both of the Antitrust Approval Condition and the Governmental Impediment Condition (solely as it relates to antitrust laws) has not or have not been satisfied, or (ii) as a result of any order, decree, ruling or other action of or by a governmental authority arising under any antitrust law, and, in the case of each of clauses (i) or (ii), at the time of such termination, (a) all of the other Offer Conditions other than those described in clause (i) have been satisfied or waived (except for (x) those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, so long as such conditions are reasonably capable of being satisfied, and (y) the Minimum Condition) and (b) Zogenix is not in breach in any material respect of its obligations under the Merger Agreement in any manner that primarily contributed to the failure of the Offer Conditions referred to in clause (i) above or the imposition of the order, decree, ruling or other action that resulted in the termination referred to in the foregoing clause (ii) above, as applicable.

Specific Performance

The parties to the Merger Agreement are entitled (in addition to any other remedy to which they may be entitled in law or equity) to an injunction to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Amendments; Waiver

Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. After the Acceptance Time, no such amendment will be made that (i) decreases the amount, or changes the form, of the Offer Price or the Merger Consideration or (ii) would require the approval of the Zogenix stockholders under applicable law, unless such approval has been obtained

The amendment or modification of certain limited provisions of the Merger Agreement that benefit Parent’s financing sources in connection with the Financing, which amendment or modification is materially adverse to such financing sources, requires the prior written consent of such materially and adversely affected financing sources.

Governing Law and Jurisdiction

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Any action or lawsuit seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Merger Agreement or the transactions contemplated thereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) is required to be brought in the Delaware Chancery Court or, if such court does not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court.

Notwithstanding the foregoing, any action against Parent’s financing sources in connection with the Financing (in their capacities as such) arising out of, or relating to, the transactions contemplated by the Merger Agreement, the Financing or the performance of services thereunder or related thereto will be, except as expressly provided otherwise in the definitive documentation pertaining to such Financing, governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such jurisdiction that would result in the application of the laws of any other jurisdiction, and will be required to be brought in the United States District Court for the Southern District of New York.

CVR Agreement

Each CVR represents a non-transferable contractual contingent right to receive a cash payment of $2.00, without interest and less any required withholding taxes, upon the achievement of the applicable milestone (each such amount, a “Milestone Payment”) in accordance with the terms of a Contingent Value Rights Agreement to be entered into between Parent and a rights agent (the “Rights Agent”) mutually agreeable to Parent and Zogenix (the “CVR Agreement”).

The Milestone Payment is payable (subject to certain terms and conditions) if, and only if, no later than December 31, 2023, the European Commission approves Zogenix’s product Fintepla® as an orphan medicinal product for treatment of seizures associated with Lennox-Gastaut syndrome, following an opinion rendered by the Committee for Orphan Medicinal Products of the European Medicines Agency (“EMA”) recommending that fenfluramine hydrochloride for the treatment of LGS not be removed from the Community Register of Orphan Medicinal Products (the “Milestone”).

From the Effective Time until the earlier of (x) such date on which the European Commission grants approval of a “marketing authorisation application” or “variation application” in the European Union for Fintepla® for the treatment of LGS and (y) December 31, 2023, the CVR Agreement requires Parent to, and to cause its assignees, licensees, any subsidiaries of the foregoing and their respective transferees, successors or assignees to, use commercially reasonable efforts to achieve the Milestone described above. However, Parent and such other entities (i) may, in their sole discretion, withdraw such “variation application” if the Committee for Orphan Medicinal Products of the EMA renders an opinion with respect to such application that recommends that fenfluramine hydrochloride for the treatment of LGS be removed from the Community Register of Orphan Medicinal Products (any such opinion, an “Adverse COMP Opinion”) and (ii) will not have any duty or be required to (A) take any action that would, or would reasonably be expected to, result in the loss of the orphan drug designation for Fintepla® for the treatment of Dravet syndrome in the European Union, (B) conduct, or commit to conduct, any additional efficacy studies (including any randomized controlled trial) in connection with obtaining such approval or (C) appeal any Adverse COMP Opinion.

As used in the CVR Agreement, “commercially reasonable efforts” means the level of efforts and resources that are consistent with the level of efforts and resources normally used, in good faith, by Parent to obtain a marketing authorization for an orphan medicinal product by the European Commission for a product which is at a similar stage in development and has a similar market potential as Fintepla®, taking into account all scientific, commercial and other relevant factors that Parent, exercising good faith, would normally take into account with such similar products that it owns or has in-licensed, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, the regulatory structure involved, the regulatory environment, the availability of coverage and reimbursement, and the expected profitability of the applicable product (including development costs and time lines, cost of goods and all other costs associated with the applicable product and time lines associated with commercial entry). “Commercially reasonable efforts” are to be determined without taking into account the Milestone Payment.

There can be no assurance that the Milestone described above will be achieved on or prior to December 31, 2023 and that the resulting payment will be required of Parent with respect to the Milestone.

If the Milestone is achieved on or prior to December 31, 2023, Parent will deliver as promptly as practicable (and in any event no later than 30 days) after the date on which the Milestone is achieved, to the Rights Agent, a written notice indicating that the Milestone has been achieved, any letter of instruction required to be delivered to the Rights Agent and cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the Milestone Payment to all holders of the CVRs, except to former holders of Zogenix equity awards (in which case payment shall be made through payroll no later than the earlier of (i) the second regular payroll date following the date of payment of the Milestone and (ii) the date that is 75 days following the date on which the Milestone is achieved). If the Milestone is not achieved by December 31, 2023, Parent will within 30 days thereafter deliver to the Rights Agent a written notice indicating the Milestone was not achieved and that no payment is due to the holders of the CVRs.

The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC. In addition, CVRs may be abandoned by the holder by transfer to Parent without consideration, via delivery of a written abandonment notice to Parent.

The rights to payment described above are solely contractual rights governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, or Zogenix. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The Rights Agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street holders of the Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish to the Rights Agent (i) the names and addresses of the holders of Shares within 30 business days after the Effective Time, in such form as Parent receives from Zogenix’s transfer agent, (b) the names and addresses of the holders of Convertible Notes within 10 business days after any conversion of Convertible Notes, in such form as Parent receives from the trustee for the Convertible Notes and (c) in the case of holders of Zogenix equity awards, the name and address of the holder set forth in the books and records of Zogenix at the Effective Time and in accordance with the terms of the Merger Agreement.

Except in certain limited circumstances, Parent may not, without the consent of holders of not less than a majority of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be materially adverse to the interest of the holders of CVRs.

Only the holders of at least a majority of the outstanding CVRs or the Rights Agent will have the right, on behalf of all Holders to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (d)(2) of the Schedule TO.

Other Agreements

Confidentiality Agreement

UCB Biopharma SPRL, a wholly owned subsidiary of Parent (“UCB Biopharma”) and Zogenix entered into a Confidentiality Agreement dated as of August 25, 2021 (the “Confidentiality Agreement”), in connection with a possible commercial relationship in Europe related to Zogenix’s product Fintepla®, further amended as of January 3, 2022, to expand such scope to include the evaluation, discussion and negotiating of a potential acquisition of Zogenix by UCB Biopharma or one of its affiliates. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, UCB Biopharma and Zogenix agreed to, and to cause their respective affiliates to, keep confidential certain proprietary or non-public information disclosed by or on behalf of the other party Zogenixor its representatives for a period of six years, and to use any such information only for the stated purposes described in this paragraph.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, filed as Exhibit (d)(3) of the Schedule TO, and the First Amendment to the Confidentiality Agreement, filed as Exhibit (d)(4) of the Schedule TO, each incorporated herein by reference.

12. Purpose of the Offer; Plans for Zogenix

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Zogenix. The Offer, as the first step in the acquisition of Zogenix, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Zogenix Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the Acceptance Time; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we are not required to and will not seek the approval of Zogenix’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Zogenix’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for Zogenix

After completion of the Offer and the Merger, Zogenix will be an indirect wholly owned subsidiary of Parent. Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Zogenix (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Zogenix, (iii) any material change in Zogenix’s capitalization or dividend policy or (iv) any other material change in Zogenix’s corporate structure or business, (v) any change to the board of directors or management of Zogenix, (vi) a class of securities of Zogenix being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Zogenix being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Zogenix will consummate the Merger as soon as practicable following the Acceptance Time pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of Zogenix’s common stock will be held by UCB Biosciences, Inc., an indirect wholly owned subsidiary of Parent.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Zogenix does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of the Shares on Nasdaq to be discontinued as promptly as practicable after the Effective Time as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Zogenix to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Zogenix to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Zogenix, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Zogenix and persons holding “restricted securities” of Zogenix to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14. Dividends and Distributions

The Merger Agreement provides that from January 18, 2022 to the Effective Time, without the prior written consent of Parent, Zogenix will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or shares.

15. Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions below (the “Offer Conditions”).

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of or, subject to any such rules and regulations, the payment for, any Shares validly tendered and not validly withdrawn in connection with the Offer unless, immediately prior to the then applicable Expiration Time:

(i)

there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer (the Minimum Condition);

(ii)

the termination or expiration of any applicable waiting period under the HSR Act (and any extension thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date) applicable to the Offer or the Merger, and the receipt of any other clearance, approval or consent under any other applicable antitrust law (or the failure by any relevant governmental authority exercising jurisdiction under any other applicable antitrust law to render a decision in the relevant time period, so that the transactions contemplated by the Merger Agreement are deemed to be cleared, approved or consented to under such other applicable antitrust law (the “Antitrust Approval Condition”) has been obtained;

(iii)	there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or that imposes certain remedies or restrictions on the ability of Parent to own or operate Zogenix, its businesses or assets (the “Governmental Impediment Condition”);

(iv)	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

(v)	there shall not have occurred an event that has or would reasonably be expected to have, individually or in the aggregate with over events, a Company Material Adverse Effect that is continuing;

(vi)	the representations and warranties of Zogenix in the Merger Agreement:

(1) relating to the absence of certain changes constituting a Company Material Adverse Effect are true and correct as of immediately prior to the Acceptance Time as though made as of such time;

(2) relating to the authorized and issued capital stock of Zogenix are true and correct as of immediately prior to the Acceptance Time as though made as of such time (except that representations and warranties that expressly speak as of the date of the Merger Agreement or another date shall be true and correct as of such date), except for de minimis inaccuracies;

(3) relating to corporate existence and power, corporate authorization, governmental authorizations, finder’s fees, opinions of financial advisors, and antitakeover statutes that are (A) qualified as to materiality or Company Material Adverse Effect and other qualifications based upon the concept of materiality or similar phrases contained therein are true and correct in all respects and (B) not qualified as to materiality or Company Material Adverse Effect and other qualifications based upon the concept of materiality or similar phrases contained therein are true and correct in all material respects, in each case ((A) and (B)) as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (except that representations and warranties that expressly speak as of the date of the Merger Agreement or another date shall be so true and correct as of such date); and

(4) relating to any other matters shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) as of the date of the Merger Agreement and as of immediately prior to the Acceptance Time as though made as of such time (except that representations and warranties that expressly speak as of the date of the Merger Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(vii)

Zogenix has performed or complied in all material respects with all its obligations, agreements and covenants to be performed or complied with in the Merger Agreement at or prior to the Acceptance Time pursuant to the terms of the Merger Agreement; and

(viii)

Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of Zogenix dated as of the date on which the Acceptance Time occurs, to the effect that the conditions set forth in (v), (vi) and (vii) above have been satisfied.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time at the sole discretion of Parent or Purchaser, except that the Minimum Condition and the condition that the Merger Agreement has not been terminated in accordance with its terms may be waived by Parent and Purchaser only with the prior written consent of Zogenix, and in each case, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Zogenix with the SEC, other publicly available information concerning Zogenix and certain confidential information provided to us by

Zogenix in connection with the negotiations for the transactions contemplated by the Merger Agreement, we are not aware of any governmental license or regulatory permit that appears to be material to Zogenix’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Zogenix’s business or that certain parts of Zogenix’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Time without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Approval Condition. See Section 15—“Conditions of the Offer.”

Antitrust Compliance

Compliance with the HSR Act. Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Parent and Zogenix expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about February 1, 2022.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on the date that is 30 days after such filing. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division, or Purchaser and Zogenix may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 30 days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Zogenix or by Zogenix supplying the requested information, Zogenix is obliged to respond to the request within a reasonable time. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 30-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or Zogenix to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Foreign Antitrust Filings in Germany. Parent and Zogenix are active outside of the United States. Based on a review of the information currently available about the businesses of Parent and Zogenix, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition is required before the transactions contemplated by the Merger Agreement may close. Parent submitted the notification to the FCO on February 1, 2022. The review period will expire one month after the date of filing, unless the FCO notifies Parent within the one month review period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and neither the Offer nor the Merger may be consummated until the acquisition is approved by the FCO, within the extended period.

Based upon an examination of publicly available information and other information relating to the businesses in which Zogenix is engaged, Parent and Zogenix believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor Zogenix can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—“Conditions of the Offer.”

State Takeover Laws

Zogenix is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Zogenix Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.

Zogenix conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Zogenix for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Zogenix stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Zogenix will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of Zogenix stockholders, as provided in Section 251(h) of the DGCL.

17. Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and the Merger are consummated, the holders of Shares who: (i) did not tender their Shares pursuant to the Offer; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Zogenix to its stockholders of appraisal rights in connection with the Merger under Section 262.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to Zogenix a written demand for appraisal of Shares held, which demand must reasonably inform Zogenix of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18. Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC, to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Zogenix has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Zogenix Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning Zogenix” above.

Zinc Merger Sub, Inc.

February 1, 2022

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is Allée de la Recherche, 60—1070 Brussels, Belgium. Directors of Parent are identified by an asterisk.

Name	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Stefan Oschmann*	Germany	Stefan Oschmann has served as Director and Chairman of the Board of Parent from 2021 to present and Chairman of the Executive Board and Chief Executive Officer of Merck Group from 2016 to 2021.

Fiona du Monceau*	Belgium	Fiona du Monceau has served as Director of Parent from 2021 to present, Chief Operating Officer of ExeVir Bio from 2020 to present and several roles including Venture Partner and Head of the Bone Patient Value Unit for Europe of UCB Ventures from 2016 to present.

Jean-Christophe Tellier*	France	Jean-Christophe Tellier has served as Chief Executive Officer and Director of Parent from 2016 to present.

Jan Berger*	United States	Jan Berger has served as Director of Parent from 2019 to present and Chief Executive Officer of Health Intelligence Partners from 2016 to present.

Kay Davis*	United Kingdom	Kay Davis has served as Director of Parent from 2016 to present and Director of Biotech Growth Trust from 2016 to present.

Albrecht De Graeve*	Belgium	Albrecht De Graeve has served as Director of Parent from 2016 to present and Chairman of the Board of NV Bekaert SA from 2016 to present.

Susan Gasser*	Switzerland	Susan Gasser has served as Director of Parent from 2021 to present and Director of the Friedrich Miescher Institute for Biomedical Research from 2016 to 2019.

Pierre Gurdjian*	Belgium	Pierre Gurdjian has served as Director of Parent from 2016 to present andPresident of the Board of Directors of the Université Libre de Bruxelles from 2016 to present.

Charles-Antoine Janssen*	Belgium	Charles-Antoine Janssen has served as Director of Parent from 2016 to present and Managing Partner of Kois s.a. from 2016 to present.

Cyril Janssen*	Belgium	Cyril Janssen has served as Director of Parent from 2016 to present, Director of FEJ SRL from 2016 to present and Director of Financière de Tubize SA from 2016 to present.

Viviane Monges*	France	Viviane Monges has served as Director of Parent from 2017 to present and Chief Financial Officer of the Nestlé Business Excellence Division at Nestlé from 2016 to 2017.

Name	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

Jonathan Peacock*	United Kingdom	Jonathan Peacock has served as Director of Parent from 2021 to present, Director of Avantor, Inc. from 2017 to present and Chairman of Arix Bioscience PLC from 2016 to present.

Cedric van Rijckevorsel*	Belgium	Cedric van Rijckevorsel has served as Director of Parent from 2016 to present and Chief Executive Officer of IDS Capital (UK) Ltd. from 2016 to present.

Ulf Wiinberg*	Sweden	Ulf Wiinberg has served as Director of Parent from 2016 to present and Chief Executive Officer of X-Vax Therapy Inc. from 2017 to present.

Emmanuel Caeymaex	Belgium	Emmanuel Caeymaex has served as Executive Vice President, Immunology Solutions of Parent from 2016 to present.

Sandrine Dufour	France	Sandrine Dufour has served as Executive Vice President, Chief Financial Officer and Head of Corporate Development of Parent from 2020 to present and previously served as Chief Financial Officer of Proximus from 2016 to 2020.

Jean Luc Fleurial	France	Jean Luc Fleurial has served as Executive Vice President, Chief Talent Officer of Parent from 2017 to present and previously held various positions at Bristol-Myers Squibb from 2016 to 2017.

Iris Loew-Friedrich	Germany	Iris Loew-Friedrich has served as Executive Vice President, Chief Medical Officer of Parent from 2016 to present.

Kirsten Lund-Jurgensen	Germany & United States	Kirsten Lund-Jurgensen has served as Executive Vice President, Head of Supply & Technology Unit of Parent from 2019 to present and previously served as President, Pfizer Global Supply of Pfizer Inc. from 2016 to 2018.

Dhavalkumar Patel	United States	Dhavalkumar Patel has served as Executive Vice President, Chief Scientific Officer of Parent from 2017 to present, and previously served as Head of Research for the Novartis Institutes for BioMedical Research Europe from 2016 to 2017.

William Silbey	United States	William Silbey has served as Executive Vice President, General Counsel of Parent from 2019 to present and previously served as Legal Head of M&A and Venture Investments of Parent from 2016 to 2019.

Charl van Zyl	United Kingdom	Charl van Zyl has served as Executive Vice President, Head of Neurology Solutions of Parent from 2017 to present and previously served as Executive Vice President of BSN Medical from 2016 to 2017.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND UCB BIOSCIENCES

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser and UCB Biosciences are set forth below. The business address of each director and officer is 1950 Lake Park Drive, Smyrna, GA 30080. Directors of Purchaser are identified by an asterisk.

Name	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Iris Loew-Friedrich*	Germany	Iris Loew-Friedrich has served as Executive Vice President, Chief Medical Officer of Parent from 2016 to present.

Jennifer Trevett*	United States	Jennifer Trevett has served as Vice President, Head of Legal, U.S. & Global Immunology of UCB Inc. from 2020 to present and previously served as Associate General Counsel of UCB Inc. from 2016 to 2020.

Thiyagaraja Ravindran*	Canada	Thiyagaraja Ravindran has served as Controller, Finance Business Partner, Head of Business Services of Parent from 2016 to present.

Kai Zheng	United States	Kai Zheng has served as Tax Americas Lead of UCB Inc. from 2018 to present, and previously served as Associate Tax Director of UCB Inc. from 2016 to 2018.

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	If delivering by express mail or other expedited mail service: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5835

Banks and Brokers may call collect: (212) 750-5833